Exhibit 99.1

November 3, 2022

Dear Wix.com Ltd. Shareholders:

We cordially invite you to attend the Annual General Meeting of Shareholders of Wix.com Ltd. (the “Meeting”), to be held on December 19, 2022 at 1:30 p.m. (Israel time), at our principal executive offices at the Wix Campus, Building B, 5th Floor, Tel Aviv, Israel, 6936024.

At the Meeting, shareholders will be asked to consider and vote on the matters listed in the enclosed Notice of Annual General Meeting of Shareholders. Our Board of Directors recommends that you vote FOR each of the Proposals listed in the Notice.

Only shareholders of record at the close of business on November 9, 2022 are entitled to notice of and to vote at the Meeting.

Whether or not you plan to attend the Meeting, it is important that your ordinary shares be represented and voted at the Meeting. Accordingly, after reading the enclosed Notice of Annual General Meeting of Shareholders and the accompanying proxy statement, please sign, date and mail the enclosed proxy card in the envelope provided or vote by telephone or over the Internet in accordance with the instructions on your proxy card.

We look forward to greeting as many of you as can attend the Meeting.

Sincerely, MARK TLUSZCZ Chair of the Board of Directors

Notice of Annual General Meeting of Shareholders

To be Held on December 19, 2022

Dear Wix.com Ltd. Shareholders:

We cordially invite you to attend the Annual General Meeting of Shareholders (the “Meeting”) of Wix.com Ltd. (the “Company”), to be held on December 19, 2022 at 1:30 p.m. (Israel time), at our principal executive offices at the Wix Campus, Building B, 5th Floor, Tel Aviv, Israel, 6936024 (telephone number is +972-3-545-4900).

The following matters are on the agenda for the Meeting:

(1)
to re-elect Avishai Abrahami, Diane Greene and Mark Tluszcz as Class III directors, to serve until the Company’s annual general meeting of shareholders in 2025, and until their respective successors are duly elected and qualified;

(2)	to amend and readopt compensation policies for the Company’s executives and directors, as required under Israeli law;

(3)	to amend and readopt the compensation arrangement of the Company’s non-executive directors, as required under Israeli law;

(4)	to approve the offer to exchange certain options held by non-director and non-executive employees of the Company and its subsidiaries; and

(5)
to ratify the appointment and compensation of Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as our independent registered public accounting firm for the year ending December 31, 2022 and until the next annual general meeting of shareholders, and to authorize the Company’s Board of Directors (with power of delegation to its Audit Committee) to set the fees to be paid to such auditors.

In addition to considering the foregoing Proposals, when Proposal 5 is raised, the Company’s shareholders will have the opportunity to hear from representatives of the Company’s management, who will be available at the Meeting to review and discuss with shareholders the consolidated financial statements of the Company for the year ended December 31, 2021.

You are entitled to vote at the Meeting if you are a shareholder of record at the close of business on November 9, 2022. You are also entitled to vote at the Meeting if you hold ordinary shares through a bank, broker or other nominee which is one of our shareholders of record at the close of business on November 9, 2022, or which appears in the participant listing of a securities depository on that date.

You can vote your ordinary shares by attending the Meeting or by completing and signing the proxy card to be distributed with the proxy statement. If you hold ordinary shares through a bank, broker or other nominee (i.e., in “street name”) which is one of our shareholders of record at the close of business on November 9, 2022, or which appears in the participant listing of a securities depository on that date, you must follow the instructions included in the voting instruction form you receive from your bank, broker or nominee, and may also be able to submit voting instructions to your bank, broker or nominee by phone or via the Internet. If you hold your ordinary shares in “street name,” you must obtain a legal proxy from the record holder to enable you to participate in and to vote your ordinary shares at the Meeting (or to appoint a proxy to do so). Please be certain to have your control number from your voting instruction form ready for use in providing your voting instructions.

Our Board of Directors recommends that you vote FOR each of the above Proposals, which are described in the proxy statement.

The presence (in person or by proxy) of any two or more shareholders holding, in the aggregate, at least 25% of the voting power of the Company’s ordinary shares constitutes a quorum for purposes of the Meeting. If such quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will be adjourned to the following week (to the same day, time and place or to a specified day, time and place). If such quorum is not present within half an hour from the time scheduled for the adjourned meeting, then at such adjourned meeting the presence of at least one or more shareholders in person or by proxy (regardless of the voting power represented by their ordinary shares) will constitute a quorum.

Each ordinary share is entitled to one vote upon each of the Proposals to be presented at the Meeting. The affirmative vote of the holders of a majority of the voting power represented and voting in person or by proxy is required to approve each of Proposals 1, 2, 3, 4 and 5. In addition, a special majority vote will be required for the approval of Proposal 2. In order to approve Proposal 2, the affirmative vote of the ordinary shares must either include a majority of the ordinary shares voted by shareholders who are not controlling shareholders and do not have a personal interest in the Proposal, not taking into consideration abstentions, or the total ordinary shares of non-controlling shareholders and non-interested shareholders voted against the Proposal must not represent more than two percent of our outstanding ordinary shares.

This notice is being sent to shareholders of record, in accordance with the requirements of the Israeli Companies Regulations (Notice of Meeting of Shareholders and Meeting of Class of Shareholders of a Public Company), 5760-2000, and our Articles of Association.  The last date for submitting a request to include a proposal in accordance with Section 66(b) of the Israel Companies Law, 5759-1999, is November 10, 2022.  A copy of the proxy statement (which includes the full version of the proposed resolutions) and a proxy card is being distributed to shareholders and also furnished to the U.S. Securities and Exchange Commission under cover of Form 6-K.  Shareholders are also able to review the proxy statement at the “Investor Relations” portion of our website, https://investors.wix.com/ or at our principal executive offices at the Wix Campus, Building B, 5th Floor, Tel Aviv, Israel, 6936024 upon prior notice and during regular working hours (telephone number: +972-3-545-4900) until the date of the Meeting.

Whether or not you plan to attend the Meeting, it is important that your ordinary shares be represented and voted at the Meeting. Accordingly, after reading the Notice of Annual General Meeting of Shareholders and the proxy statement, please sign, date and mail the proxy card in the envelope provided or vote by telephone or over the Internet in accordance with the instructions on your proxy card. If voting by mail, the proxy card must be received by our transfer agent or at our principal executive offices, at the Wix Campus, Building B, 5th Floor, Tel Aviv, Israel, 6936024 in either case, no later than 11:59 p.m. EDT on December 18, 2022 to be validly included in the tally of ordinary shares voted at the Meeting.  Detailed proxy voting instructions will be provided both in the proxy statement and in the proxy card.

By Order of the Board of Directors, Mark Tluszcz Chair of the Board of Directors

- ii -

Proxy Statement
______________

Annual General Meeting of Shareholders

To Be Held on December 19, 2022

This proxy statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors (the “Board”) of Wix.com Ltd. (the “Company” or “Wix”) to be voted at an Annual General Meeting of Shareholders (the “Meeting”), and at any adjournment or postponement thereof, pursuant to the accompanying Notice of Annual General Meeting of Shareholders.  The Meeting will be held on December 19, 2022 at 1:30 p.m. (Israel time), at our principal executive offices at the Wix Campus, Building B, 5th Floor, Tel Aviv, Israel, 6936024.

This proxy statement, the attached Notice of Annual General Meeting of Shareholders and the enclosed proxy card or voting instruction form are being made available to holders of Wix ordinary shares, beginning November 3, 2022.

You are entitled to vote at the Meeting if you are a shareholder of record at the close of business on November 9, 2022.  You are also entitled to vote at the Meeting if you hold ordinary shares through a bank, broker or other nominee which is one of our shareholders of record at the close of business on November 9, 2022, or which appears in the participant listing of a securities depository on that date.  You can vote your ordinary shares by attending the Meeting or by following the instructions under “How You Can Vote” below.  Our Board urges you to vote your ordinary shares so that they will be counted at the Meeting or at any postponements or adjournments of the Meeting.

Agenda Items

The following matters are on the agenda for the Meeting:

(1)
to re-elect Avishai Abrahami, Diane Greene and Mark Tluszcz as Class III directors, to serve until the Company’s annual general meeting of shareholders in 2025, and until their respective successors are duly elected and qualified;

(2)	to amend and readopt compensation policies for the Company’s executives and directors, as required under Israeli law;

(3)	to amend and readopt the compensation arrangement of the Company’s non-executive directors, as required under Israeli law;

(4)	to approve the offer to exchange certain options held by non-director and non- executive employees of the Company and its subsidiaries; and

(5)
to ratify the appointment and compensation of Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as our independent registered public accounting firm for the year ending December 31, 2022 and until the next annual general meeting of shareholders, and to authorize the Company’s Board of Directors (with power of delegation to its Audit Committee) to set the fees to be paid to such auditors.

In addition to considering the foregoing Proposals, when Proposal 5 is raised, the Company’s shareholders will have the opportunity to hear from representatives of the Company’s management, who will be available at the Meeting to review and discuss with shareholders the consolidated financial statements of the Company for the year ended December 31, 2021.

We are not aware of any other matters that will come before the Meeting. If any other matters are presented properly at the Meeting, the persons designated as proxies intend to vote upon such matters in accordance with their best judgment and the recommendation of the Board.

Board Recommendation

Our Board unanimously recommends that you vote “FOR” each of the above Proposals.

Quorum and Adjournment

On October 28, 2022, we had a total of 58,786,662 ordinary shares outstanding.  Each ordinary share outstanding as of the close of business on November 9, 2022, the record date, is entitled to one vote on each of the Proposals to be presented at the Meeting.  Under our Articles of Association, the Meeting will be properly convened if at least two shareholders attend the Meeting in person or sign and return proxies, provided that they jointly hold ordinary shares representing at least 25% of our voting power.  If such quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will be adjourned to the following week (to the same day, time and place or to a specified day, time and place).  If such quorum is not present within half an hour from the time scheduled for the adjourned meeting, then at such adjourned meeting the presence of at least one or more shareholders in person or by proxy (regardless of the voting power represented by their ordinary shares) will constitute a quorum.

Abstentions and “broker non-votes” are counted as present and entitled to vote for purposes of determining a quorum.  A “broker non-vote” occurs when a bank, broker or other holder of record holding ordinary shares for a beneficial owner attends the Meeting but does not vote on a particular Proposal because that holder does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner.  Brokers that hold ordinary shares in “street name” for clients (as described below) typically have authority to vote on “routine” Proposals even when they have not received instructions from beneficial owners.  The only item on the Meeting agenda that may be considered routine is Proposal 5 relating to the reappointment of the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2022; however, we cannot be certain whether this will be treated as a routine matter since our proxy statement is prepared in compliance with the Israeli Companies Law 5759-1999 (the “Companies Law”), rather than the rules applicable to domestic U.S. reporting companies. Therefore, it is important for a shareholder that holds ordinary shares through a bank or broker to instruct its bank or broker how to vote its ordinary shares, if the shareholder wants its ordinary shares to count for the Proposals.

The Board shall have the authority at any time to cancel or adjourn the Meeting for a period of up to 21 days from the date of the Meeting and/or to remove one or more items from the agenda of the Meeting.

Vote Required for Approval of Each of the Proposals

The affirmative vote of the holders of a majority of the voting power represented and voting in person or by proxy is required to approve each of Proposals 1, 2, 3, 4 and 5.  In addition, a special majority vote will be required for the approval of Proposal 2. In order to approve Proposal 2, the affirmative vote of the ordinary shares must either include a majority of the ordinary shares voted by shareholders who are not controlling shareholders and do not have a personal interest in the Proposal, not taking into consideration abstentions, or the total ordinary shares of non-controlling shareholders and non-interested shareholders voted against the Proposal must not represent more than two percent of our outstanding ordinary shares.

In the enclosed form of proxy card or voting instruction form you will be requested to indicate whether or not you are a controlling shareholders or have a personal interest with respect to Proposal 2.  In order to provide for proper counting of shareholder votes, if you have not confirmed that you are not a controlling shareholder and do not have a personal interest with respect to Proposal 2 by marking “YES” on the proxy card or voting instruction form (or in your electronic submission), your vote will not be counted for purposes of the special majority.

Apart from for the purpose of determining a quorum, broker non-votes will not be counted as present and are not entitled to vote. Abstentions will not be treated as either a vote “FOR” or “AGAINST” a matter.

How You Can Vote

Registered Holders

If you are a shareholder of record whose ordinary shares are registered directly in your name with our transfer agent, American Stock Transfer & Trust Company, LLC of New York, New York, you can vote your ordinary shares by attending the Meeting or by completing and signing a proxy card.  In such case, these proxy materials are being sent directly to you.  As the shareholder of record, you have the right to grant your voting proxy directly to the individuals listed as proxies on the proxy card or to vote in person at the Meeting. Please follow the instructions on the proxy card. You may change your mind and cancel your proxy card by sending us a written notice, by signing and returning a proxy card with a later date, or by voting in person or by proxy at the Meeting.  We will not be able to count a proxy card unless we receive it at our principal executive offices at the Wix Campus, Building B, 5th Floor, Tel Aviv, Israel, 6936024 or our registrar and transfer agent receives it, in either case, no later than 11:59 p.m. EDT on December 18, 2022.

If you provide specific instructions (by marking a box) with regard to the Proposals, your ordinary shares will be voted as you instruct.  If you sign and return your proxy card or voting instruction form without giving specific instructions your ordinary shares will be voted in favor of each Proposal in accordance with the recommendation of the Board. The persons named as proxies in the enclosed proxy card will vote in their discretion on any other matters that properly come before the Meeting, including the authority to adjourn the Meeting pursuant to Article 39 of the Company’s Articles of Association.

Beneficial Owners

If you are a beneficial owner of the ordinary shares held in a brokerage account or by a trustee or nominee, these proxy materials are being forwarded to you together with a voting instruction form by the broker, trustee or nominee or an agent hired by the broker, trustee or nominee.  As a beneficial owner, you have the right to direct your broker, trustee or nominee how to vote, and you are also invited to attend the Meeting.

Because a beneficial owner is not a shareholder of record, you may not vote those ordinary shares directly at the Meeting unless you obtain a “legal proxy” from the broker, trustee or nominee that holds your ordinary shares, giving you the right to vote the ordinary shares at the Meeting. Your broker, trustee or nominee has enclosed or provided voting instructions for you to use in directing the broker, trustee or nominee how to vote your ordinary shares.

Who Can Vote

You are entitled to be notified about the Meeting and to vote at the Meeting if you are a shareholder of record at the close of business on November 9, 2022.  You are also entitled to be notified about the Meeting and to vote at the Meeting if you held ordinary shares through a bank, broker or other nominee that is one of our shareholders of record at the close of business on November 9, 2022, or which appear in the participant listing of a securities depository on that date.

Revocation of Proxies

A shareholder of record may revoke a proxy in one of the following ways: (i) by written notice delivered to us at our offices at the Wix Campus, Building B, 5th Floor, Tel Aviv, Israel, 6936024 Attn: Naama Kaenan, Corporate Secretary, at least two hours prior to the time of the Meeting canceling the proxy; (ii) by written notice of the revocation of the proxy delivered at the Meeting to the Chair of the Meeting; (iii) by signing and returning a proxy card with a later date, provided that the later proxy is received by the Company at our principal executive offices, at the Wix Campus, Building B, 5th Floor, Tel Aviv, Israel, 6936024 or our registrar and transfer agent receives it, in either case, no later than 11:59 p.m. EDT on December 18, 2022, or (iv) by attending and voting in person at the Meeting. Attendance at the Meeting will not by itself constitute revocation of a proxy.

If you hold ordinary shares through a bank, broker or other nominee, you must contact that firm to revoke any prior voting instructions.

Solicitation of Proxies

Proxies are being distributed to shareholders beginning November 14, 2022.  Certain officers, directors, employees and agents of Wix, may solicit proxies by telephone, emails, or other personal contact.  We will bear the cost for the solicitation of the proxies, including postage, printing, and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of ordinary shares.

Voting Results

The final voting results will be tallied by the Company’s Corporate Secretary based on the information provided by the Company’s transfer agent or otherwise, and the overall results of the Meeting will be published following the Meeting in a report of foreign private issuer on Form 6-K that will be furnished to the U.S. Securities and Exchange Commission (the “SEC”).

Availability of Proxy Materials

Copies of the proxy card, the notice of the Meeting and this proxy statement are available at the “Investor Relations” portion of our website, https://investors.wix.com/. The contents of that website are not a part of this proxy statement.

Assistance in Voting your Shares

Your vote is important!  If you have questions about how to vote your ordinary shares, please call our proxy solicitor, Morrow Sodali, TOLL-FREE, at 1 (800) 662-5200 (from the U.S. and Canada OR at +1 (203) 561-6945 (from other locations). Questions can also be emailed to WIX@investor.morrowsodali.com.

SECURITY OWNERSHIP OF
 CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the number of ordinary shares beneficially owned, directly or indirectly, by (i) each person known by us to be the owner of more than 5% of our outstanding ordinary shares, based on public filings or information provided by us and (ii) all of our directors and executive officers as a group, as of October 28, 2022.  Except as otherwise set forth below, the street address of the beneficial owners is c/o Wix.com Ltd., the Wix Campus, Building B, 5th Floor, Tel Aviv, Israel, 6936024.

Name of Beneficial Owner	Number of Ordinary Shares Beneficially Owned (1)	Percentage of Ownership (2)
All executive officers and directors as a group (14 persons) (3)	3,996,351	6.6%

Principal Shareholders
Baillie Gifford & Co (4)	7,245,476	12.3%
Starboard Value LP (5)	5,171,652	8.8%
FMR LLC (6)	4,504,284	7.7%
BlackRock, Inc. (7)	4,290,479	7.3%
Flossbach von Storch AG (8)	4,068,532	6.9%

(1)
Beneficial ownership is determined in accordance with SEC rules. Under SEC rules, a person is deemed to be a ‘beneficial’ owner of a security if that person has or shares voting power or investment power, which includes the power to dispose of or to direct the disposition of such security.  A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Accordingly, ordinary shares subject to options currently exercisable or exercisable within 60 days of the date of this table and restricted share units (“RSUs”) that are subject to vesting conditions expected to occur within 60 days of the date of this table, are deemed to be beneficially owned. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them.

(2)
The percentages shown are based on 58,786,662 ordinary shares outstanding as of October 28, 2022. Ordinary shares subject to options currently exercisable or exercisable within 60 days of the date of this table and RSUs that are subject to vesting conditions expected to occur within 60 days of the date of this table, are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person.

(3)
Consists of (i) 1,884,593 ordinary shares directly or beneficially owned by Wix’s directors and executive officers, (ii) 2,094,775 ordinary shares underlying options beneficially owned by Wix’s directors and executive officers that are currently exercisable or exercisable within 60 days of the date of this table and (iii) 16,983 ordinary shares underlying RSUs beneficially owned by Wix’s directors and executive officers that are subject to vesting conditions expected to occur within 60 days of the date of this table. Our non-director executive officers as of October 28, 2022 are Nir Zohar, Lior Shemesh, Omer Shai, Yaniv Even Haim, and Shelly Meyer.

(4)
This information is based upon a Schedule 13G/A filed by Baillie Gifford & Co, or BGC, with the SEC on June 7, 2022. The address of BGC is Calton Square, 1 Greenside Row, Edinburgh EH1 3AN, Scotland, UK.  Pursuant to the Schedule 13G/A, BGC has sole voting power over 5,374,341 ordinary shares and sole dispositive power over 7,245,476 ordinary shares. Securities reported on the Schedule 13G/A are beneficially owned by BGC and are held by BGC and/or one or more of its investment adviser subsidiaries, which may include Baillie Gifford Overseas Limited, on behalf of investment advisory clients, which may include investment companies, employee benefit plans, pension funds or other institutional clients. Securities representing more than 5% of the class are held on behalf of Vanguard International Growth Fund, a US registered investment company sub-advised by Baillie Gifford Overseas Limited.

(5)
This information is based upon a Schedule 13D filed by Starboard Value LP with the SEC on September 16, 2022. According to this Schedule 13D, Starboard Value LP, as the investment manager of Starboard Value and Opportunity Master Fund Ltd (“Starboard V&O Fund”), Starboard Value and Opportunity S LLC (“Starboard S LLC”), Starboard Value and Opportunity C LP (“Starboard C LP”), Starboard Value and Opportunity Master Fund L LP (“Starboard L Master”), Starboard X Master Fund Ltd (“Starboard X Master ”), and a certain managed account, (the “Starboard Value LP Account”) , may be deemed the beneficial owner of (i) 3,132,519 Shares owned by Starboard V&O Fund, (ii) 365,466 Shares owned by Starboard S LLC, (iii) 269,002 Shares owned by Starboard C LP, (iv) 169,668 Shares owned by Starboard L Master, (v) 693,753 Shares owned by Starboard X Master  and  (vi) 541,244 Shares held in the Starboard Value LP Account. Jeffrey C. Smith and Peter A. Feld, as members of the management committee of the general partner of Starboard Value LP, may each be deemed to share beneficial ownership of the securities beneficially owned by Starboard Value LP. The address of each of the entities listed in this footnote is 777 Third Avenue, 18th Floor, New York, New York 10017. The address of the principal office of each of Messrs. Smith and Feld is c/o Starboard Value LP, 201 E Las Olas Boulevard, 10th Floor, Fort Lauderdale, Florida 33301.

(6)
This information is based upon a Schedule 13G filed by FMR LLC with the SEC on February 9, 2022. The address of FMR is 245 Summer Street, Boston, Massachusetts 02210.  Pursuant to the Schedule 13G, FMR has sole voting power over 302,468 ordinary shares and sole dispositive power over 4,504,284 ordinary shares.

(7)
This information is based upon a Schedule 13G/A filed by BlackRock, Inc., or BlackRock, with the SEC on March 11, 2022. The address of BlackRock is 55 East 52nd Street, New York, NY 10055. Pursuant to the Schedule 13G/A, BlackRock has sole voting power over 3,836,208 ordinary shares  and sole dispositive power over 4,290,479 ordinary shares.

(8)
This information is based upon a Schedule 13G filed by Flossbach von Storch AG, or Flossbach, with the SEC on February 10, 2022. The address of Flossbach is Ottoplatz 1 50679 Cologne, Germany. Pursuant to the Schedule 13G, Flossbach has shared voting power over 3,919,194 ordinary shares, sole dispositive power over 149,338 ordinary shares, and shared dispositive power over 3,919,194 ordinary shares. Securities reported on the Schedule 13G are beneficially owned by Flossbach and are held by Flossbach and/or Flossbach von Storch Invest S.A.

COMPENSATION OF EXECUTIVE OFFICERS

For information concerning the annual compensation earned during 2021 by our five most highly compensated executive officers, see Item 6.B. of our Annual Report on Form 20-F for the year ended December 31, 2021, as filed with the Securities and Exchange Commission on April 1, 2022, a copy of which is available on our website at https://investors.wix.com/.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This proxy statement contains forward-looking statements, within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. Such forward-looking statements may include projections regarding our future performance, including, but not limited to revenue, bookings and free cash flow, and may be identified by words like “anticipate,” “assume,” “believe,” “aim,” “forecast,” “indication,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “outlook,” “future,” “will,” “seek” and similar terms or phrases.

The forward-looking statements contained in this document are based on management’s current expectations, which are subject to uncertainty, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Important factors that could cause our actual results to differ materially from those indicated in the forward-looking statements include, among others, our expectation that we will be able to attract and retain registered users and generate new premium subscriptions; our expectation that we will be able to increase the revenue we derive from the sale of premium subscriptions and business solutions through our partners; our expectation that new products and developments, as well as third-party products we will offer in the future within our platform, will receive customer acceptance and satisfaction, including the growth in market adoption of our online commerce solutions; our assumption that historical user behavior can be extrapolated to predict future user behavior; our expectations regarding execution of our multi-year strategic plan and cost reduction plan; our prediction of the future revenues generated by our user cohorts and our ability to maintain and increase such revenue growth; our expectation to maintain and enhance our brand and reputation; our expectation that we will effectively execute our initiatives to scale and improve our user support function through our Customer Care team, and thereby increase user retention, user engagement and sales; our expectation that our products created for markets outside of North America will continue to generate growth in those markets; our plans to successfully localize our products, including by making our product, support and communication channels available in additional languages and to expand our payment infrastructure to transact in additional local currencies and accept additional payment methods; our expectations regarding the extent of the impact on our business and operations of the COVID-19 pandemic, including uncertainty relating to expected consumer dynamics after the COVID-19 pandemic subsides, the effectiveness of government policies, vaccine administration rates and other factors; our expectation regarding the impact of fluctuations in foreign currency exchange rates on our business; our expectations relating to the repurchase of our ordinary shares and/or convertible notes pursuant to our repurchase program; our expectation that we will effectively manage the growth of our infrastructure; changes we expect may occur to technologies used in our solutions; our expectations regarding the outcome of any regulatory investigation or litigation, including class actions; our expectations regarding future changes in our cost of revenues and our operating expenses on an absolute basis and as a percentage of our revenues, as well as our ability to achieve profitability; our expectations regarding changes in the global, national, regional or local economic, business, competitive, market, and regulatory landscape, including as a result of increasing interest rates and inflationary pressures, lasting effects of COVID-19, and as a result of the military invasion of Ukraine by Russia; our planned level of capital expenditures and our belief that our existing cash and cash from operations will be sufficient to fund our operations for at least the next 12 months and for the foreseeable future; our expectations with respect to the integration and performance of acquisitions; our ability to attract and retain qualified employees and key personnel; our expectations about entering into new markets and attracting new customer demographics, including our ability to successfully attract new partners and grow our partner activities as anticipated, and other factors discussed under the heading “Risk Factors” in the Company’s annual report on Form 20-F for the year ended December 31, 2021 filed with the Securities and Exchange Commission on April 1, 2022.

Any forward-looking statement made by us in this proxy statement speaks only as of the date hereof. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future developments or otherwise.

BUSINESS HIGHLIGHTS

Wix is a leading platform to create, manage and grow a digital presence. What began as a website builder in 2006 is now a complete platform providing users with enterprise-grade performance, security and a reliable infrastructure. Offering a wide range of commerce and business solutions and advanced search engine optimization and marketing tools, Wix enables users to take full ownership of their brand, their data and their relationships with their customers. With a focus on continuous innovation and delivery of new features and products, anyone can build a powerful digital presence to fulfill their dreams on Wix.

Significant Platform Expansion

Since being founded as a basic website builder, Wix has transformed to become a complete online operating system for businesses and organizations through its continuous platform innovation:

We believe this history of product development is our key competitive advantage and has enabled Wix to generate the significant growth it has demonstrated to date.

The tremendous growth we have experienced since our IPO in the fourth quarter of 2013, through June 30, 2022 is further demonstrated by the following:

•	number of registered users increased by 6x to more than 234 million;
•	annual revenue increased by 17x to $1.34 billion in the 12 months ended June 30, 2022;
•	expected future value of existing cohorts increased by 14x to $15.7 billion; and
•	Total Addressable Market increased by 22x to $211 billion.

Three-Year Plan

While we remain focused on driving revenue growth through the continued development of our product platform, we are committed to increasing our profitability as well.  In May 2022, we shared with investors our three-year financial plan, which outlines our plan on an annual basis through 2025 as well as long term targets. We also shared the financial performance of our business in two segments: Self Creators and Partners.

Our Self Creators business generates positive free cash flow (excluding headquarters capital expenditures), and we anticipate that we will continue to generate revenue growth, expand gross margin, operating margin and increase free cash flow.

Since 2019, we have invested significant capital in infrastructure, marketing and product development to build our Partners business. We believe that we will continue to leverage these investments to drive revenue growth and that as this business scales, its gross margin and operating margins will expand leading to positive free cash flow by 2025.

In total, we believe that by 2025, we will achieve the "Rule of 40" — defined as the sum of annual revenue growth and free cash flow margin as a percent of revenue — for the combined business.

Cost Reduction Plan

As part of our commitment to execute on the three-year plan and achieve the free cash flow targets introduced May 2022, we announced, on August 10, 2022, a set of comprehensive cost reduction measures that are expected to result in approximately $150 million of annualized cost savings. These savings are not one-time in nature and will continue to be realized on a run-rate basis.  Approximately 20% of the annualized savings are expected to be realized already in 2022.

We expect that these reductions in our cost structure will result in free cash flow as a percentage of revenue (excluding headquarters capital expenditures) to be in line with our three- year plan and accelerate margin expansion ahead of the three-year plan in 2023 and beyond.

Key aspects of the plan include right-sizing our workforce and future hiring targets across multiple functions to realign with the operating environment today and optimizing additional operating costs that are not revenue generating.

We continue to take a deeper look to identify additional areas of productivity improvements across our care, sales and marketing, and engineering functions as well as opportunities to rationalize our real estate footprint, among other potential levers.

These measures will allow us to increase our focus on and investment in our highest conviction growth opportunities.

Many of these actions are already underway. Of these $150 million of annualized savings, roughly 25% will come from cost of revenue, mainly our care organization, which is expected to lead to approximately 200 basis points of gross margin improvement in 2023 compared to our three-year plan presented in May 2022.  The other 75% of savings will come primarily from operating expenses with a small amount being capital expenditures.

CORPORATE GOVERNANCE

Introduction

Strong corporate governance benefits our shareholders, executive officers, directors and employees and is essential to our long-term business success. For this reason, we devote considerable time and resources to ensure (i) our corporate and compensation policies reflect our values and business goals and are aligned with the interests of our shareholders; (ii) we have an effective corporate governance structure; and (iii) we operate in a way that is open, honest and transparent.

Our corporate governance practices are overseen by our Board, which is currently comprised of nine members. Eight of our current directors qualify as independent under the independence requirements of the Nasdaq Stock Market LLC (“Nasdaq”). All our committees of the Board are comprised solely of independent directors. Mr. Ron Gutler serves as our lead independent director.

Our Board and its committees meet regularly throughout the year on a set schedule and hold special meetings as needed.

Board Structure and Independence

Our Articles of Association provide that our Board may consist of no less than three and no more than nine directors, as may be fixed from time to time by the Board.

Under our articles of association, our directors are divided into three classes with staggered three-year terms. Each class of directors consists, as nearly as possible, of one-third of the total number of directors constituting the entire Board. At each annual general meeting of our shareholders, the election or re-election of directors following the expiration of the term of office of the directors of that class, is for a term of office that expires on the third annual general meeting following such election or re-election, such that each year the term of office of only one class of directors will expire.

Board Composition and Qualification

Our Board and its Nominating and Corporate Governance Committee believe the skills, qualities, attributes, experience and diversity of our directors provide us with a diverse range of perspectives to effectively address our evolving needs and represent the best interests of our shareholders, and our Board and its Nominating and Corporate Governance Committee annually assess Board composition and make changes as necessary.

Corporate Governance Practices

Below, we summarize the key compensation and governance practices and policies that our Board believes help advance our goals and protect the interests of our shareholders.

We highlight below some important aspects of our compensation and corporate governance regime:

Our Company | Governance

What we do - General
➔ Appoint a Lead Independent Director
➔ Maintain a majority independent Board and entirely independent committees
➔ Maintain an independent Compensation Committee that engages an independent and reputable compensation advisor
➔ Maintain single class of stock with equal voting rights
➔ Oversight of ESG matters by Nominating and Corporate Governance Committee
➔ Implement restrictions on hedging and pledging equity
➔ Conduct annual self evaluations of Board and committees
➔ Monitor director overboarding
➔ Review at least annually and make necessary changes to the charters for each Board committee
➔ Hold regular Board and committee sessions without management present which are led by the Chairman of the Board and the Lead Independent Director
➔ Provide Board and committees with the authority to retain independent consultants as each deems necessary
➔ Regularly train employees on our corporate policies, including our Code of Conduct and Insider Trading and Anti-Corruption policies.

Dilution Management

Under the supervision of the Board, the Company exercises a disciplined approach to manage the long-term effects of its equity incentive grants and frequently reviews and re-assesses its levels of share dilution. The Company’s management and Board remain committed to cautious management of the Company’s dilution posture and continue to take significant measures to reduce dilution, while carefully balancing the Company’s need to hire and retain talented employees and executives, who are the drivers of the Company’s success.

In the past few years, we have implemented several effective dilution reduction measures. Collectively, these measures have reduced our dilution from 17.0% as of December 31, 2018 to 8.27% as of October 30, 2022, on a net exercise basis (as further explained below).

In our proxy statement published on September 27, 2019, we committed to our shareholders that by the end of 2020 our dilution would be between 11.6% to 12.2%, on a net exercise basis. Due to our efforts in monitoring and managing dilution, on December 31, 2020 our dilution on a net basis was at the low end of our projected range, at 11.7%.

The recent macroeconomic environment has caused great turbulence in the capital markets, resulting in lower exercise rates which negatively impact our dilution rate. We therefore continue to proactively take measures to reduce our dilution. Both our past and more recent dilution reduction measures are detailed below.

Dilution Reduction Measures

1.          Shifted Employee Equity Grants to RSUs:

Since 2015, we have gradually shifted from granting only options to granting only RSUs to most of our employees. This has contributed to a reduction in dilution, since we customarily grant RSUs and options at a ratio of 1:2-3 (i.e., the grant of one RSU replaces the grant of between two to three options) and therefore fewer ordinary shares underlay equity awards that are granted. Beginning in 2022, we further shifted away from options, by granting only RSUs to additional non-management leadership groups that historically received a mix of options and RSUs.

2.           Adopted a Net Exercise Mechanism:

In June 2018, we began to implement a net exercise mechanism with respect to options granted to certain employees in Israel. Under the net exercise mechanism, the company only issues the number of ordinary shares reflecting the calculated gain resulting from the exercise of such options (rather than issuing the full amount of shares underlying the options), and cancels the remaining number of shares reflecting the cost of the option, thereby decreasing dilution.

As of September 30, 2022, a total of 421,246 options were cancelled since adoption of the net exercise mechanism, which equals 23.63% of the exercised options over that time period.

For more details regarding net exercise please see our proxy statement dated September 27, 2019 on Form 6-K.

Dilution Calculation Before Implementing the Net Exercise Mechanism

We calculate dilution by dividing (A) the sum of (i) all the unvested and vested shares underlying unexercised options (“Allocated Options”); plus (ii) all the allocated and unvested RSUs; plus (iii) all the shares available for grant in our equity pool; (collectively the “Total Equity”); by (B) the sum of (i) the Total Equity; plus (ii) all of the Company’s issued and outstanding share capital.

As per the above, as of December 31, 2021, our dilution of 14.7% was calculated by dividing the sum of (A) (i) 4,720,600 Allocated Options as of December 31, 2021; plus (ii) 2,225,516 allocated and unvested RSUs, as of December 31, 2021; plus (iii) 2,907,140 unallocated option awards and RSUs available for grant in our equity pool as of December 31, 2021 (collectively the “December 2021 Total Equity”); by (B) the sum of (i) the December 31, 2021 Total Equity of 9,853,256; plus (ii) the Company’s issued and outstanding share capital as of December 31, 2021 of 57,254,189.

Dilution Calculation After Implementing the Net Exercise Mechanism

Under the net exercise mechanism, as of December 31, 2021, 12.1% net dilution is calculated as specified above, except that we subtract 1,989,016 options (which are in-the-money) from the Allocated Options, which would have been cancelled assuming full exercise of the Allocated Options, at the closing share price on December 31, 2021 of $157.79.

3.           Cancellation of Unallocated Pool

In June 2019, we cancelled 1.59 million ordinary shares from our unallocated equity pool, which reduced our dilution by approximately 2.1%.

In October 2022, we cancelled an additional 3.43 million ordinary shares from our unallocated equity pool, which reduced our dilution by approximately 4.3%.

4.            Option Exchange Program

As more fully described in Proposal 4, we are seeking shareholder approval to implement a value-neutral option exchange program for 79 of our leading non-director and non-executive employees. We expect this exchange program to reduce our dilution by up to 0.59%, depending on terms and rates of participation, since fewer units will be granted in replacement of exchanged options, and shares underlying exchanged options will be cancelled and not returned to the equity pool. The exchange program is also expected to reinstate the effectiveness of the retention element of these equity awards to our top employees and reduce the need to grant additional equity awards.

5.            Cost Cutting Initiatives

Our recent cost efficiency initiatives, announced in August 2022, are also expected to positively affect our future dilution for 2023, due to a lower number of employees eligible for grants in 2023 as a result of the slowdown in our pace of hiring. This, along with other measures, are expected to reduce dilution by approximately 0.8% assuming grants would have been comparable to 2022 levels.

Share Repurchase Programs

In an effort to offset dilution associated with stock-based compensation, reduce share count and increase value to our shareholders, during August and September of 2021 we completed a $200 million share repurchase program, repurchasing 895,136 ordinary shares.

Our Board recently authorized an additional share repurchase program, under which we may repurchase up to $300 million of our ordinary shares. The timing and total amount of share repurchases will depend upon business, economic and market conditions, corporate and regulatory requirements (including re-approval of repurchase plan by an Israeli court), prevailing stock prices and other considerations. These repurchase programs demonstrate our ongoing focus on managing dilution as a capital allocation priority.

Shareholder Engagement

We regularly communicate with shareholders to better understand their perspectives and expected practices with regards to dilution, executive compensation and corporate governance. Members of our Board and management participate personally in communications with our largest shareholders on these topics in an effort to ensure that our compensation practices and philosophy are aligned with our shareholders’ best interests.

All feedback is reviewed and implemented as appropriate pursuant to the Company’s strategy, business growth and maturity stage. As part of our investor relations program, we engage with the vast majority of our institutional shareholders throughout the calendar year through quarterly earnings calls, investor conferences and investor meetings. Maintaining an active dialogue with our shareholders is consistent with our corporate values of open communication and accountability, and we intend to continue these efforts in the future.

In the late summer months of 2022, we dedicated time to engage with our shareholders on a wide range of topics, many of which are relevant to the proposals in this proxy statement. Members of our management team and Board engaged with shareholders representing approximately 55% of our ordinary shares during this time. These engagements helped us refine these proposals as well as other initiatives to ensure alignment with the priorities of our shareholders.

Independent Compensation Advisor

The Compensation Committee directly engaged the services of Radford, a business unit of Aon plc (“Radford”), a leading global provider of consulting services relating to human capital and compensation, to ensure that the Company’s compensation practices are aligned with, and competitive relative to, market practices.  Radford reported directly to the Compensation Committee and the Compensation Committee determined Radford to be independent.

Peer Group

Our peer group was developed with the advice and assistance of Radford, and is reviewed and re-assessed periodically by our Compensation Committee based on Radford’s reports and recommendations.

Our peer group is customarily made up of between 15 to 20 companies, which are most comparable to the Company on a range of criteria, including industry (mainly software-as-a-services companies), revenue, market capitalization, number of employees and rate of growth.  The Company’s current peer group, which consists of 20 companies, is listed in Annex C (the “Peer Group”).

ENVIRONMENTAL, SOCIAL AND GOVERNANCE (ESG)

As a global brand with meaningful social and economic impact, we recognize that our success can only be built alongside the success of our stakeholders, including, our users, partners, and employees. We assigned oversight of our ESG practices and reporting to the Nominating and Corporate Governance Committee of our Board of Directors.

In March 2022, we published our first ESG Report that provided insights into the important issues and values that make us who we are. This report is available on our investor relations website at https://investors.wix.com/esg but is not incorporated by reference into this proxy statement. We organized this report by focusing on three pillars that were natural to us: Our Users, Our People and Our Company.

Our Users

We promote and support fair, accessible, social and economic opportunities in the professional services global market. We believe our services, the programs we support, and the partners with whom we work contribute to diminish systemic and cultural biases, caused by age, gender identity and expression, race, ethnicity, sexual orientation, religion, and accessibility gaps, and other protected classes worldwide. We invest resources into data privacy and how we can protect our users by, among other things, building key infrastructures and policies to safeguard the data on our platform and the privacy of our users. We are also committed to maintain the integrity of the transactions performed on our platform.

Our People

We value and celebrate diversity within our community. Our work environment seeks to foster a culture where our employees feel empowered, challenged, and in possession of the tools to thrive at work and in their personal lives. We are continuously learning and looking at ways to continue to create an environment that is an inclusive place of work.

We believe personal and professional growth is imperative to the well-being of our employees.  Such growth requires us to provide opportunities to acquire new skills and to develop through exploration, experience and learning. We provide learning and development programs and have multiple specialized teams focused on developing great learning and growth platforms for our people worldwide.

As part of our continued emphasis on employee satisfaction and retention, we have teams dedicated to supporting our employees’ physical and mental health. We offer well-being benefits that vary by location, such as health insurance, fitness sessions and subsidized psychology sessions.

We actively encourage our people to support their local communities, and we recognize and respect our employees’ passion for engaging with their communities by creating initiatives like the “Wix Playground Academy” (a program hosted by Wix employees that helps young creatives looking to enrich their professional skill sets, interact with industry leaders and network with other designers), “A Site a Year” (an annual initiative where designers across Wix build a website from scratch for a small business or NGO), “Wix Karma” (a global initiative that gives our employees the opportunity to help others in any way they can), and “Wix Education” (a program that provides teachers with the curriculum and resources to teach web creation in the classroom).

Our Company

We recognize the importance of fighting climate change and our responsibility to make sustainable choices. Our new headquarters and campus buildings are LEED (Leadership in Energy and Environmental Design) certified. We are also considering LEED standards in the construction of the entire campus and are incorporating best practices for sustainability in our planning, including daylight optimization, energy efficient lighting, green roofs, leak detection systems, recycling and compost areas for the restaurants and mass transportation options, such as bicycle lanes and parking and shuttles.

PROPOSAL 1 – PROPOSAL TO RE-ELECT THREE DIRECTORS

Background

Our Board currently has nine directors and is divided into three classes with staggered three-year terms as follows:

●	the Class I directors are Deirdre Bigley, Allon Bloch and Ferran Soriano, and their terms expire at our annual general meeting of shareholders to be held in 2023;

●	the Class II directors are Yuval Cohen, Ron Gutler and Roy Saar, and their terms expire at our annual general meeting of shareholders to be held in 2024; and

●	the Class III directors are Avishai Abrahami, Diane Greene and Mark Tluszcz, and their terms expire at this Meeting.

At each annual general meeting of our shareholders, the election or re-election of directors following the expiration of the term of office of the directors of that class will be for a term of office that expires on the date of the third annual general meeting following such election or re-election.

You are being asked to re-elect Avishai Abrahami, Diane Greene and Mark Tluszcz. Each of Ms. Greene and Mr. Tluszcz qualifies as an independent director under Nasdaq independence requirements.

If re-elected at the Meeting, each of Mr. Abrahami, Ms. Greene and Mr. Tluszcz will serve until the 2025 annual general meeting of shareholders, and until his or her successor has been duly elected and qualified, or until his or her office is vacated in accordance with our Articles of Association or the  Companies Law.

In accordance with the Companies Law, each of Mr. Abrahami, Ms. Greene and Mr. Tluszcz has certified to us that he or she meets all the requirements of the Companies Law for election as a director of a public company, and possesses the necessary qualifications and has sufficient time to fulfill his or her duties as a director of Wix, taking into account the size and special needs of Wix.

During 2021, each of the directors standing for re-election at the Meeting attended more than 75% of our Board meetings.

The Nominating and Corporate Governance Committee of our Board recommended that each of Mr. Abrahami, Ms. Greene and Mr. Tluszcz be re-elected at the Meeting as a Class III director for a term to expire at the 2025 annual general meeting of shareholders, and until his or her successor has been duly elected and qualified, or until his or her office is vacated in accordance with our Articles of Association or the Companies Law.  Our Board approved this recommendation.

Biographical information concerning Mr. Abrahami, Ms. Greene and Mr. Tluszcz, the nominees for re-election as directors at this Meeting, and for each of the other directors is set forth below.

Avishai Abrahami, 51, is our Co-Founder, and has served as our Chief Executive Officer since September 2010, prior to which he served as our Co-Chief Executive Officer, and as a director since October 2006, and served as the Chairperson of our Board from November 2013 until February 2016, at which time he was appointed Honorary Chair. Mr. Abrahami has served on the board of directors of Monday.com Ltd. (Nasdaq: MNDY) since May 2012. From May 2016 until November 2017, Mr. Abrahami served as a member of the board of directors of SodaStream International Ltd. (acquired by PepsiCo Inc.).  From 2004 to 2006, Mr. Abrahami was the Vice President of Strategic Alliances at Arel Communications & Software Ltd., a private Israeli company specializing in communication technology. In 1998 he co-founded Sphera Corporation, a private company which develops software for managing data centers, and he served as its Chief Technology Officer from 1998 until 2000 and its Vice President of Product Marketing from 2000 until 2003. In 1993, he co-founded AIT Ltd., a private Israeli software company, and served as its Chief Technology Officer until the company’s sale in 1997. Mr. Abrahami served in the Israeli Defense Forces’ elite computer intelligence unit from 1990 until 1992.

Diane B. Greene, 67, has served as a member of our Board since February 2020. She currently serves as the Chair of the Massachusetts Institute of Technology Corporation, where she is a lifetime member. She has served on the board of directors of Stripe since December 2018 where she is the Chair of the compensation committee. She has also served on the board of A.P. Møller – Mærsk A/S (Nasdaq Copenhagen: MAERSK), a Dutch holding company, since March 2020 and SAP SE (FWB: SAP), a German multinational software company (FWB: SAP), from 2018 to December 2020. She served as a member of Alphabet, Inc.’s board of directors from January 2012 to June 2019, and its audit committee from 2012 to 2016, and served as a Senior Vice President for Google, and Chief Executive Officer for Google Cloud, from December 2015 to January 2019. Ms. Greene was previously a director of Intuit Inc., a provider of business and financial management solutions, from August 2006 to January 2018, where she served on its audit committee and compensation committee and chaired its nominating and corporate governance committee. She co-founded VMware, Inc., a virtualization software company, in 1998, that became a public company in 2007. Ms. Greene served on VMWare’s board of directors from 1998 through 2008, as Chief Executive Officer and President of VMware from 1998 to 2008, and as an Executive Vice President of EMC Corporation, a provider of information infrastructure and virtual infrastructure technologies, solutions and services, from 2005 to 2008. Ms. Greene previously held technical leadership positions at Silicon Graphics Inc., a provider of technical computing, storage and data center solutions, Tandem Computers, Inc., a manufacturer of computer systems, and Sybase Inc., an enterprise software and services company, and was co-founder and Chief Executive Officer of VXtreme, Inc., a developer of streaming media solutions. Ms. Greene is also a member of the National Academy of Engineering. She holds an M.S. in computer science from the University of California, Berkeley, an M.S. in naval architecture from the Massachusetts Institute of Technology, and a B.A. in mechanical engineering and an honorary doctorate from the University of Vermont.

Mark Tluszcz, 56, has served as the Chair of our Board since February 2016 and as a member of our Board since June 2010. Mr. Tluszcz is the Co-Founder and CEO of Mangrove Capital Partners, a leading venture capital firm, since 2000. Mark was named to the Forbes Midas List in 2007, 2008 and 2009 as one of the top 100 global deal makers in technology and selected in 2012 and 2014 as one of the 100 most influential persons in Luxembourg. Mr. Tluszcz currently serves on the board of directors of JobToday S.A., K Health, Inc., TBOL Limited, Red Points Solutions, S.L. and Gong! Inc. Mr. Tluszcz holds a Bachelor of Arts degree with honors from Eckerd College, St. Petersburg, Florida.

Class I Directors:

  Deirdre Bigley, 58, has served as a member of our Board since November 2017, as a member of our Audit Committee since July 2018, and as a member of our Compensation and Nominating and Corporate Governance Committee since February 2020. Ms. Bigley previously served as Chief Marketing Officer of Bloomberg, L.P., a global business and financial information and news leader, from 2014 to 2021. Prior to joining Bloomberg, Ms. Bigley spent 13 years at IBM, where she held several executive positions, including Vice President of Worldwide Advertising and Interactive, and Vice President of Worldwide Brand. Ms. Bigley currently serves as a member of the board of directors of Shutterstock, Inc. (NYSE: SSTK), a global provider of commercial imagery and music, Sportradar Group AG (Nasdaq: SRAD), a global provider of sports betting and sports entertainment products and services, and Taboola.com Ltd. (Nasdaq: TBLA), a technology company providing a platform that powers recommendations for the open web. Ms. Bigley holds a Bachelor of Arts degree in English Literature from West Chester University.

Allon Bloch, 52, has served as a member of our Board since July 2016, and as a member of our Audit Committee since November 2018. Mr. Bloch also served as a member of our Board from January 2008 through August 2013, and as our President and Co-Chief Executive Officer from 2008 through September 2010. Mr. Bloch is Co-Founder and CEO of K Health Inc., a digital health company and of its affiliate Hydrogen Health. From July 2014 through June 2016, Mr. Bloch served as Chief Executive Officer of Vroom, Inc., a company he co-founded which is a leading online U.S. car retailer, and from October 2010 through June 2014 as Chief Executive Officer of Dolphin Software Ltd., which does business as “mySupermarket,” a private online grocery shopping company. Also, during the period of July 2012 to January 2015, Mr. Bloch served as an advisor to Greylock Partners Israel and Europe Fund, a venture capital firm focused on technology start-ups.  From 2000 to 2007, Mr. Bloch served as a Principal and General Partner at Jerusalem Venture Partners, a leading early stage venture capital firm based in Israel. In this capacity, Mr. Bloch invested in several successful outcomes including CyberArk Software Ltd. (Nasdaq: CYBR). Prior to that, between 1997 through 2000, he was a consultant in McKinsey & Company. Mr. Bloch holds a B.Sc. in Biology from Tel-Aviv University and an M.B.A. from Columbia University.

Ferran Soriano, 55, has served as a member of our Board since November 2020. Mr. Soriano currently serves as the CEO of City Football Group (CFG), a position he has held since September 2012. Under his leadership, CFG has become a global platform for entertainment and football, redefining club ownership. City Football Group is the world’s leading private owner and operator of football clubs, with total or partial ownership of ten clubs in major cities across the world. Previously, Mr. Soriano was Vice Chairman and CEO of FC Barcelona from 2003 to 2008 where he is credited with playing a major role in the transformation of the club to success on and off the pitch. Mr. Soriano also served as Chairman of Spanair from 2009 to 2012 and previously spent 10 years as a partner and co-founder of Cluster Consulting (a/k/a DiamondCluster, Nasdaq: DTPI), a strategy consulting firm. Earlier in his career, Mr. Soriano served in various management positions at consumer goods company Reckitt-Benckiser. Mr. Soriano holds a Bachelor's degree in management and a MBA from ESADE (Barcelona), Rensselaer Polytechnic Institute (New York) and Université Catholique de Louvain (Belgium).

Class II Directors:

Yuval Cohen, 60, has served as a member of our Board of directors since August 2013, and as a member of our Compensation Committee since November 2017. Mr. Cohen also served as a member of our Audit Committee from May 2017 to November 2018. Mr. Cohen is the founding and managing partner of Fortissimo Capital, a private equity fund established in January 2003 that invests in Israeli-related technology and industrial companies. From 1997 through 2002, Mr. Cohen was a General Partner at Jerusalem Venture Partners, an Israeli-based venture capital fund. Mr. Cohen currently serves as the Chairman of the board of directors of Kornit Digital Ltd. (Nasdaq: KRNT) and a member of the board of directors of Radware Ltd. (Nasdaq: RDWR), as well as a director of several privately held portfolio companies of Fortissimo Capital. Mr. Cohen holds a B.Sc. in Industrial Engineering from Tel Aviv University and an M.B.A. from Harvard Business School.

Ron Gutler, 64, has served as a member of our Board since July 2013, as our lead independent director since February 2016 and serves as Chairman of each of our committees. Mr. Gutler is currently a member of the board of directors of CyberArk Software Ltd. (Nasdaq: CYBR), Fiverr International Inc. (NYSE: FVRR) and WalkMe Ltd. (Nasdaq: WKME). From May 2002 through February 2013, Mr. Gutler served as the Chairman of NICE Systems Ltd., a public company specializing in voice recording, data security, and surveillance. Between 2000 and 2011, Mr. Gutler served as the Chairman of G.J.E. 121 Promoting Investment Ltd., a real estate company. Between 2000 and 2002, Mr. Gutler managed the Blue Border Horizon Fund, a global macro fund. Mr. Gutler is a former Managing Director and a Partner of Bankers Trust Company, which is currently part of Deutsche Bank. He also established and headed the Israeli office of Bankers Trust. Mr. Gutler holds a B.A. in Economics and International Relations and an M.B.A., both from the Hebrew University in Jerusalem.

Roy Saar, 52, has served as a member of our Board since January 2007. Mr. Saar is a partner in Mangrove IV Investment Fund and Mangrove V Investment Fund and has served in various roles at Mangrove Capital Partners since 2011. In 1998, he co-founded Sphera Corporation, a virtual servers’ technology vendor for SaaS providers. In 2002, Mr. Saar co-founded RFcell Technologies Ltd., a wireless product and service provider in Israel. Mr. Saar has served on the board of directors of WalkMe Ltd. (Nasdaq: WKME) since 2008 and serves on its audit and compensation committees. He is currently a member of the board of directors of several private companies. Mr. Saar holds a B.A. in Business Administration and Economics from Tel Aviv University.

Proposal

The shareholders are being asked to re-elect each of Mr. Abrahami, Ms. Greene and Mr. Tluszcz for a term to expire at the 2025 annual general meeting of  shareholders, and until his or her respective successor has been duly elected and qualified, or until his or her office is vacated in accordance with our Articles of Association or the Companies Law.

It is proposed that the following resolutions be adopted at the Meeting:

RESOLVED, that Avishai Abrahami be re-elected as a Class III director, to serve until the 2025 annual general meeting of shareholders and until his successor has been duly elected and qualified, or until his office is vacated in accordance with the Company’s Articles of Association or the Companies Law.

FURTHER RESOLVED, that Diane Greene be re-elected as a Class III director, to serve until the 2025 annual general meeting of shareholders and until her successor has been duly elected and qualified, or until her office is vacated in accordance with the Company’s Articles of Association or the Companies Law.

FURTHER RESOLVED, that Mark Tluszcz be re-elected as a Class III director, to serve until the 2025 annual general meeting of shareholders and until his successor has been duly elected and qualified, or until his office is vacated in accordance with the Company’s Articles of Association or the Companies Law.

Vote Required

See “Vote Required for Approval of Each of the Proposals” above.

Board Recommendation

The Board recommends a vote “FOR” the re-election of each of Mr. Abrahami, Ms. Greene and Mr. Tluszcz as a Class III director for a term to expire at the 2025 annual general meeting of shareholders.

PROPOSAL 2 – PROPOSAL TO AMEND AND READOPT COMPENSATION POLICIES
FOR EXECUTIVES AND DIRECTORS

Background

Pursuant to the Companies Law, all public Israeli companies, including companies whose shares are only publicly-traded outside of Israel, such as Wix, are required to adopt written compensation policies for their executives and directors, which address certain items prescribed by the Companies Law.  The adoption, amendment and restatement of the compensation policies is to be recommended by the Compensation Committee and approved by the Board and shareholders at least once every three years.

In September 2019, in accordance with such Israeli law requirements, our Compensation Committee reviewed and recommended the Wix.com Ltd. Compensation Policy - Executives, and the Wix.com Ltd. Compensation Policy - Directors (collectively, the “Compensation Policies”), which address the items prescribed by the Companies Law, and our Board and shareholders subsequently approved the Compensation Policies for a period of three years commencing June 2020 and ending June 2023.

In accordance with the Israeli law requirement that such Compensation Policies be reviewed and readopted at least once every three years (as mentioned above) our Compensation Committee has completed a thorough review of our Compensation Policies in connection with its recommendation to the Board.

Generally, the terms of the Compensation Policies (as proposed to be updated), remain substantially similar to the Compensation Policies re-adopted at the 2019 annual general meeting of shareholders, other than the two proposed changed specified below:

1.
We propose to include under the Compensation Policy for executives, the provision of safety, security and protection measures, other benefits or entitlements mandated by applicable law, and other benefits and entitlements that are part of compensation practices in the industry, geographical location or jurisdiction. We do not expect that any such additional benefits would increase the overall compensation currently offered to our executives in any material way, and are proposing to include this addition to align with market standards.

2.
Currently, the Compensation Policies provide that the maximum coverage for director and officer liability insurance will not exceed $150 million and $40 million in the case of Side A coverage. Consistent with local standards and in order to provide more flexibility in effectively allocating our director and officer liability insurance coverage, we propose to remove the specific reference to the Side A coverage threshold while maintaining the general threshold of $150 million for the entire director and officer liability insurance policy (inclusive of Side A coverage).

The provisions of our current Compensation Policies, intended to ensure, among others, the alignment of interests between our officers and our shareholders, the pay for performance and not for failure philosophy, and the controls against excessive pay are all being maintained in our proposed policies, some of which are further specified below:

Our Compensation Policies include, and will continue to include under the proposed renewal, the following provisions:

1.
Shareholding guidelines requiring executives to beneficially own our ordinary shares (excluding unvested equity) equal to at least 100% of their annual base salary (and 500% in the case of our CEO and any other executives who also serve as directors) and non-executive directors to beneficially own our ordinary shares (excluding unvested equity) equal to at least 500% of their Annual Retainer (as defined in Proposal 3 below). The shareholding guidelines must be met by June 26, 2024 (or for new directors and officers, four years from the date of employment/appointment). As of October 28, 2022, each of our executive and non-executive directors met the shareholding guidelines.

2.
Apply a forfeiture and clawback policy upon the occurrence of certain specified events to benefits relating to an equity award paid during the three-year period preceding the date on which the specified event has occurred.

3.	Apply a maximum threshold for equity-based compensation:

•       Executives: Any one or more equity awards granted to an executive in a single calendar year shall be subject to the following thresholds:

•
with respect to an annual grant with an exercise price equal to the fair market value (FMV) of our ordinary shares, the portion of such annual grant that is scheduled to vest in any year following the grant date, shall not exceed 0.075% of our issued and outstanding ordinary shares on the date of grant, or 0.10% in the case of the CEO (the “Annual Threshold”).

•
With respect to an Annual Grant of RSUs or other equity awards without an exercise price, the Annual Threshold shall be reduced by 50% (i.e., 0.0375% of our issued and outstanding ordinary shares on the date of grant or 0.05% in the case of the CEO).

•
With respect to an Annual Grant that combines both types of equity awards (i.e., equity awards with an exercise price equal to FMV and RSUs or other equity awards without an exercise price), the Annual Threshold shall be calculated, on a pro rata basis, to give effect to the relative portion of each type of equity awards.

•       Directors: Maximum annual value for equity-based compensation granted to a director shall not exceed (i) $0.5 million, (ii) $0.625 million in the case of the lead independent director, or (iii) $0.75 million in the case of the Chairman of the Board of Directors.

4.	Vesting Periods - Vesting periods for executives shall be no less than 3 years and not more than 4 years, and for directors no less than one year.

5.
In order to maintain their independent status, the Compensation Committee and the Board will generally refrain from granting non-executive directors performance-related equity awards or including non-executive directors in pension schemes or similar plans.

The full text of the updated Compensation Policies (marked to reflect the proposed changes) are attached to this proxy statement as Annex A and Annex B.

In making its recommendation, the Compensation Committee considered several factors, including data of our Peer Group as provided by Radford.

The Board subsequently approved the adoption of the revised Compensation Policies upon the recommendation of the Compensation Committee and recommended that shareholders approve the adoption of the revised Compensation Policies.  If approved by shareholders, the changes shall become effective on June 26, 2023 (upon expiration of the current Compensation Policies).

Proposal

It is proposed that the following resolutions be adopted at the Meeting:

RESOLVED, to amend and readopt the Wix.com Ltd. Compensation Policy - Executives in the form attached as Annex A hereto, for a three-year term effective as of June 26, 2023.

FURTHER RESOLVED, to amend and readopt the Wix.com Ltd. Compensation Policy - Directors in the form attached as Annex B hereto, as set forth in Proposal 2 of this proxy statement for a three-year term effective as of June 26, 2023.

Vote Required

See “Vote Required for Approval of Each of the Proposals” above.

Board Recommendation

The Board recommends a vote “FOR” the amendment and re-adoption of the Compensation Policy - Executives and the Compensation Policy - Directors.

PROPOSAL 3 – PROPOSAL TO AMEND AND READOPT THE COMPENSATION
ARRANGEMENT OF THE COMPANY’S NON-EXECUTIVE DIRECTORS

Background

In November 2019, our shareholders approved a three-year non-executive director compensation plan that provides for a fixed annual fee for each director, the chair of the Board, the lead independent director, each committee chair and member, and set a fixed equity grant mechanism.

Following the recommendation and approval of the Compensation Committee and the Board, we are seeking your approval to amend and extend the term of the non-executive director compensation plan for an additional period of up to three years.

Approval Requirements under Israeli Law

Your approval is required because the Companies Law provides that the compensation of our directors, whether as directors, officers or consultants, requires shareholder approval.

In making its recommendation to amend and extend the term of the non-executive director compensation plan for an additional three years, the Compensation Committee considered several factors, including data of our Peer Group as provided by Radford.

Proposed Changes to the Current Non-Executive Director Compensation Plan

The terms of the proposed compensation plan outlined below are generally similar to the previous three-year plan that was adopted in 2019, except for the changes to the equity component described below.

Summary Comparison Table - Equity

Below is a summary table and corresponding notes, comparing the main equity components under the previous compensation plan with the equity components under the proposed compensation plan:

Changes to Equity Component

(1) Equity Vehicle: Under our previous director compensation plan, we granted our non-executive directors a mix of Options and RSUs at a ratio of 3 Options for every 1 RSU. In an effort to minimize the dilutive effect of our director equity grants, under the proposed non-executive director compensation plan, we propose to only grant our non-executive directors  RSUs, which will result in fewer ordinary shares underlying the equity awards being granted.

(2) Equity Value: As indicated in the table above, the initial values used to determine the fixed number of  RSUs  proposed under the new arrangement, are the same initial values used to determine the number of fixed ordinary shares underlying options and RSUs granted under the previous compensation arrangement upon its adoption in 2019.

(3) New Director Grants: Under the previous director compensation plan, newly appointed directors receive an initial annual grant valued at approx. 1.6 times the value of awards granted to existing directors. Under the proposed non-executive director compensation plan, we propose to grant our newly appointed directors with the same grant value as currently serving directors, to align with current market practice of equalizing levels of new director grants to those of currently serving directors.

Terms of the Updated Non-Executive Director Compensation Plan

I.	Cash Fees

Cash fees have not been changed and have been maintained at their current level, as detailed below:

Annual Retainer for Board Membership:

-	Annual service on the Board (including chair of the Board and lead -independent director): $35,000 (the “Annual Retainer”)

-	Supplemental annual fee for service as the chair of the Board: $40,000

-	Supplemental annual fee for service as lead-independent director: $17,500

-	Supplemental annual travel time fee for non-Israel based directors: Up to $20,000 ($5,000 for each quarter during which a director attends meetings in Israel)

Additional Annual Retainer for Committee Membership:

-	Annual service as a member of the Audit Committee (other than chair): $8,000

-	Annual service as the chair of the Audit Committee: $20,000

-	Annual service as a member of the Compensation Committee (other than chair): $5,000

-	Annual service as the chair of the Compensation Committee: $10,000

-	Annual service as a member of the Nominating and Corporate Governance Committee (other than chair): $5,000

-	Annual service as the chair of the Nominating and Corporate Governance Committee: $7,500

II.	Equity Awards

Annual Grant

-
Each non-executive director (including newly appointed non-executive directors) will be granted annual awards, pursuant to the proposed compensation plan, comprised of 2,642 RSUs, except in the case of (i) the chair of the Board who will be granted annual awards comprised of 3,963 RSUs and (ii) the lead independent director who will be granted annual awards comprised of 3,302 RSUs (for each director respectively, an “Annual Grant”).

-
The fair value of the Annual Grant as of October 28, 2022, was $225,000, and for the chair and lead independent director, it was $337,500 and $281,300, respectively. These values are the same initial values used in 2019 under the previous compensation plan to derive the fixed number of ordinary shares underlying equity awards granted annually to each director.

Value of Equity-Based Compensation - Cap.

-
The maximum annual value for equity-based compensation granted to each director shall not exceed (i) $0.5 million, (ii) $0.625 million in the case of the lead independent director, or (iii) $0.75 million in the case of the chair of the Board. These caps remain the same caps as those under the previous compensation plan.

Date of Grant:

-
Annual Grants shall be granted automatically upon the completion of the vesting period of the preceding Annual Grant, and for newly appointed directors shall be granted automatically on the date of initial appointment to the Board.

-
Subject to the continued service as a non-executive director, each non-executive director will be granted a maximum of three Annual Grants under the newly adopted non-executive compensation plan, which applies for grants in 2022 through 2025.

-
Messrs. Soriano, Cohen, Saar, Gutler, Bloch and Tluszcz and Ms. Bigley were each granted non-executive option awards with a vesting period that completed this fiscal year, prior to the Meeting date, and were not granted an Annual Grant for 2022 under the previous non-executive director compensation plan. Accordingly, each of Messrs. Soriano, Cohen, Saar, Gutler, Bloch and Tluszcz and Ms. Bigley will be granted an Annual Grant automatically on the date of the Meeting, subject to shareholders’ approval, while the date of grant for any subsequent Annual Grants will be set on the date on which the vesting period of their annual grants under the previous director compensation plan was completed, as detailed below.

Vesting Schedule:

-
The Annual Grants will each vest in equal quarterly installments over one-year periods, commencing upon the expiration of the vesting period of the annual grant under the previous director compensation plan or for newly appointed directors, commencing on the date of appointment by the Board, all subject to continued service as a director through the applicable vesting dates.

-
The quarterly vesting of the 2022 Annual Grants to be granted to Messrs. Soriano, Cohen, Saar, Gutler, Bloch and Tluszcz and Ms. Bigley automatically on the date of the Meeting (subject to shareholders’ approval), will commence as of the completion of the respective vesting periods of their annual grants of 2021, as follows: Mr. Bloch on July 26, 2022, Messrs. Gutler, Saar and Cohen on July 28, 2022, Mr. Tluszcz on October 23, 2022, Ms. Bigley on November 7, 2022 and Mr. Soriano on November 10, 2022.

Vesting Acceleration:

-
The Annual Grants will be subject to a “double trigger” full acceleration vesting mechanism in the event of a “Change of Control,” as defined in the 2013 Incentive Compensation Plan, as amended (the "Plan").

-
According to the “double trigger” mechanism, in the event of a Change of Control of the Company, upon the termination of a director's engagement or service with the Company (other than for “Cause” as defined in the Plan) as a condition to, or in connection with, the consummation of the Change in Control event, either within one year following, or immediately prior to, the consummation of the Change of Control, the unvested equity of such director will accelerate.

Fair Value:

-
The fair value of the RSUs shall be determined based on the closing price of our ordinary shares on the grant date - provided that the fair value of any Annual Grant shall not exceed the caps set forth under Value of Equity-Based Compensation-Cap above.

III.	Other Terms

Employee Directors:

-
Employee directors will receive no additional compensation for their service as a director; provided, however, that an executive director who ceases to be a Company executive and is designated by the Board as a non-executive director shall be entitled to the same compensation as a non-executive director, commencing on the date such director is designated by the Board as a non-executive director.

Reimbursement of Expenses:

-
The Company will reimburse all reasonable out-of-pocket expenses incurred by directors for their attendance at meetings of the Board or any committee thereof in accordance with the Company’s internal reimbursement policy.

Compensation Committee Recommendation

Our Compensation Committee and the Board believe that director compensation should be fair and equitable to enable the Company to attract qualified members to serve on its Board.  The proposed non-executive director compensation plan as set forth in this Proposal 3 is in line with the parameters of the Company’s proposed Compensation Policy – Directors, as set forth in Proposal 2, and is designed to enable us to appropriately incentivize, attract, and retain qualified members to our Board, while ensuring that our director compensation program is consistent with market practices.

In making its recommendation to amend and extend the term of the non-executive director compensation plan for an additional three years, the Compensation Committee considered several factors, including data of our Peer Group as provided by Radford.

Proposal

If approved by the shareholders, the amendment and extension of the term of the non-executive director compensation plan shall be for an additional three years starting the date the latest three year non-executive director compensation plan ended on November 6, 2022.

It is proposed that the following resolution be adopted at the Meeting:

RESOLVED, that the non-executive director compensation plan of the Company be amended and extended for an additional period of up to three years, as set forth in Proposal 3 of this proxy statement.

Vote Required

See “Vote Required for Approval of Each of the Proposals” above.

Board Recommendation

The Board recommends a vote “FOR” the amendment and extension of the non-executive director compensation plan of the Company for an additional period of up to three years, as described in this Proposal 3.

PROPOSAL 4 – TO APPROVE THE OFFER TO EXCHANGE CERTAIN OPTIONS HELD BY
NON-EXECUTIVE EMPLOYEES OF THE COMPANY AND ITS SUBSIDIARIES

Background

Between July 2018 and December 2021 our Compensation Committee and Board granted on several occasions options to purchase ordinary shares ("Options") with exercise prices equal to the closing share price on the relevant grant dates (or, in the case of optionholders who are Israeli employees, the average closing share price over the 30 trading days preceding the relevant grant dates), which ranged at the time of grant between $101.32 to $302.49. A significant portion of such vested Options were not exercised to date since the applicable exercise prices are significantly greater than the current share price (often referred to as “underwater” or “out-of-the-money”) due to the significant volatility in the Company’s share price in the last 15 months, attributed in part to market forces beyond management's control.

Given the lengthy period of time the Options have been significantly underwater, and the need to retain and continuously incentivize our senior key employees, the Board and Compensation Committee consider that it is in the best interest of the Company to offer the Option exchange at this time.

Out of such Options, Options to purchase up to 796,625 ordinary shares granted under the Plan (456,897 of which are vested as of October 28, 2022) are currently held by 79 non-executive employees of the Company and its subsidiaries, with an average weighted exercise price of $172.06 and expiration dates ranging from July 23, 2028 to December 22, 2031.

Our Compensation Committee reviewed the terms of the Options and recommended that the Company offer such employees a value-for-value exchange of these Options for either a smaller number of Options with a lower exercise price ("Value-for-Value Option Exchange") or for a smaller number of RSUs ("Value-for-Value RSU Exchange"), as detailed below.

The proposed exchange offer will enable the Company:

1.	To better retain the Company’s top non-executive senior key employees

•          A small number of senior key employees whose retention is critical to the success of our company, currently hold Options that are significantly underwater, which therefore don't serve as an effective and strong retention tool.
•          We expect that this option exchange will provide a retention benefit for these senior key employees while reducing the need to grant additional equity awards.
•        As described in 'Terms of the Exchange' below, as a result of the adjusted vesting period of the new proposed grants, whereby a new one-year vesting period is applied to vested Options as well as Options scheduled to vest within 12 months of the exchange, our senior key employees will be better retained for an additional period of time.

2.	To decrease dilution: depending on terms and rates of participation, the exchange offer is expected to reduce our dilution rate by up to 0.59%.

•          Absent the exchange offer, we would expect to have to issue additional equity meant to compensate for the lack of liquidity of the underwater Options, which would increase our dilution.
•          The value-for-value approach used in this exchange offer ensures that fewer options and RSUs will be granted in exchange for the Options being surrendered.
•          Surrendered Options are cancelled and not returned to the equity pool for future allocation. Depending on participation rates and which terms are chosen by offerees, the maximum net amount of Options which may be surrendered and not returned to the pool is 492,486.

Terms of the Exchange

Offerees: Up to 79 employees of the Company and its subsidiaries. Directors and executive officers as listed in footnote 3 to the table, “Security Ownership of Certain Beneficial Owners and Management”, will not be eligible to participate in the exchange.

Options subject to the Exchange: Outstanding unexercised vested and unvested options to purchase 796,625 ordinary shares granted under the Plan between July 2018 and February 2022 (460,554 of which are vested as of October 28, 2022), with an average weighted exercise price of $172.06 and expiration dates ranging from July 23, 2028 to December 22, 2031.

Exchange offer: Offerees may elect between two alternatives per each grant, provided that Offerees can only elect to exchange the full amount of Options under applicable grants:

-
Value-for-Value Options – existing Options exchanged for a smaller number of new options with a lower (current) exercise price.  Option exchange ratios will be used on a grant-by-grant basis that are designed to result in new replacement options having substantially the same fair value as the Options surrendered in the exchange. Based on the closing share price on October 28, 2022 of $85.17, the maximum number of new options that would be granted (if every employee participates in the exchange and chooses to receive options instead of RSUs) would be 543,549, and 253,076 Options would be cancelled and not returned to the pool.

-
Value-for-Value RSUs – existing options are exchanged for a smaller number of RSUs.  RSU exchange ratios will be used on a grant-by-grant basis that are designed to result in new replacement RSUs having substantially the same fair value as the options surrendered in the exchange. Based on the closing share price on October 28, 2022 of $85.17, the maximum number of new RSUs that would be granted (if every employee participates in the exchange and chooses to receive RSUs instead of options) would be 304,139, and 492,486 Options would be cancelled and not returned to the pool.

Calculation method:

To account for the effects of the proposed value-for-value option exchange, the company is required to estimate the value of the grants immediately before and after the proposed exchange, as follows:

Value-for-Value Option Exchange - the reduced number of options to be granted equals the Black-Scholes-Merton value ("B&S") of the Option on the exchange date (applying the original exercise price of the Option) divided by the B&S value of the new option on the exchange date (applying the applicable exercise price of the option on the exchange date); multiplied by the original number of Options under the applicable grant.

Value-for-Value RSU Exchange - the formula would be the same as above, except that the value of the new RSUs would be equal to the fair market value of our ordinary shares underlying the new RSUs on the exchange date instead of B&S value.

Amended vesting:

-
The first vesting event post-exchange will occur one year following the exchange date (the date on which our compensation committee will grant the new equity awards). The first vesting will apply to new options or RSUs, as applicable, that were exchanged with either 1) Options that were already vested as of the exchange date or 2) Options that were unvested as of the exchange date, but were scheduled to vest during the 12 months following the exchange date.

-
The new options or RSUs, as applicable, granted in exchange for unvested Options scheduled to vest more than one year following the exchange date, will vest on the same schedule that applied to the unvested Options for which they were exchanged.

Expiration date: New options will have a ten-year option expiration date, the same as any other option granted by the Company.

Accounting Implications: Given the structure and terms of the value-neutral Option exchange being proposed, the stock-based compensation cost incurred by the company would be unchanged by the proposed exchange, in terms of both amount and timing of recognition.

Employee approval: Any exchange shall be subject to the employee’s approval.

Governmental approval: In order for applicable employees subject to taxation in Israel to benefit from the beneficial capital gains taxation under Section 102 of the Israeli Tax Ordinance, the receipt of a tax ruling from the Israel Tax Authority determining that the exchange is not a taxable event, is required.

The Board subsequently approved the recommendation of the Compensation Committee and recommended that shareholders approve the offering of the proposed option exchange as detailed in this Proposal 4.

Proposal

It is proposed that the following resolution be adopted at the Meeting:

RESOLVED, that the offering of the options exchange, as set forth in Proposal 4 of this proxy statement, be approved.

Vote Required

See “Vote Required for Approval of Each of the Proposals” above.

Board Recommendation

The Board recommends a vote “FOR” the approval of the options exchange, as described in this Proposal 4.

PROPOSAL 5 – PROPOSAL TO RATIFY THE APPOINTMENT AND COMPENSATION
OF OUR INDEPENDENT PUBLIC ACCOUNTANTS; REVIEW AND DISCUSSION OF
OUR 2021 CONSOLIDATED FINANCIAL STATEMENTS

Background

Our Audit Committee and Board have appointed Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as our independent registered public accountants for the year ending December 31, 2022.

The following table sets forth the total compensation that was paid by the Company and its subsidiaries to the Company’s independent auditors, Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, in each of the previous two fiscal years:

	2020	2021
	(in thousands)
Audit fees (1)	$775	$1,005
Audit-related fees (2)	92	200
Tax fees	290	267
Total	$1,157	$1,472

(1)
“Audit fees” are the aggregate fees paid for the audit of our annual financial statements.  This category also includes services that generally the independent accountant provides, such as consents and assistance with and review of documents filed with the SEC.

(2)
“Audit-related fees” are the aggregate fees paid for assurance and related services that are reasonably related to the performance of the audit and are not reported under audit fees.  These fees primarily include accounting consultations regarding the accounting treatment of matters that occur in the regular course of business, implications of new accounting pronouncements and other accounting issues that occur from time to time.

(3)	"Tax fees" consist of fees billed for tax compliance, consultation, and planning services.

Representatives of Kost Forer Gabbay & Kasierer will attend the Meeting and will be invited to make a statement.  They will be available to respond to appropriate questions raised during the Meeting.  In accordance with Section 60(b) of the Companies Law, you are invited to discuss our 2021 consolidated financial statements, and questions regarding the consolidated financial statements may be addressed to us or to our auditors.  Our Annual Report on Form 20-F for the year ended December 31, 2021, including our 2021 audited consolidated financial statements, is available at the “Investor Relations” portion of our website, at http://investors.wix.com/.

Our Audit Committee has adopted a pre-approval policy for the engagement of our independent accountant to perform certain audit and non-audit services.  Pursuant to this policy, which is designed to assure that such engagements do not impair the independence of our auditors, the Audit Committee pre-approves annually a catalog of specific audit and non-audit services in the categories of audit services, audit-related services and tax services that may be performed by our independent accountants.  Our Audit Committee pre-approved all the audit services and all of the non-audit services provided to us and to our subsidiaries since our pre-approval policy was adopted in November 2014.

Proposal

It is proposed that the following resolution be adopted at the Meeting:

RESOLVED, that the appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as Wix.com Ltd.’s independent public accountants for the year ending December 31, 2022 be, and it hereby is, ratified, and the Board of Directors (or, the Audit Committee, if authorized by the Board of Directors (subject to the ratification of the Board of Directors)) be, and it hereby is, authorized to fix the remuneration of such independent public accountants in accordance with the volume and nature of their services.

Vote Required

See “Vote Required for Approval of Each of the Proposals” above.

Board Recommendation

The Board recommends a vote “FOR” the ratification of the appointment and compensation of Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as our independent registered public accounting firm for the year ending December 31, 2022.

OTHER BUSINESS

The Board is not aware of any other matters that may be presented at the Meeting other than those described in this proxy statement.  If any other matters do properly come before the Meeting, including the authority to adjourn the Meeting pursuant to Article 39 of the Company’s Articles of Association, it is intended that the persons named as proxies will vote, pursuant to their discretionary authority, according to their best judgment in the interest of the Company.

SHAREHOLDER PROPOSALS FOR 2023 ANNUAL GENERAL MEETING OF SHAREHOLDERS

Under the Companies Law, shareholders who severally or jointly hold at least 1% of the Company’s outstanding voting rights are entitled to request that the Board include a proposal in a future shareholders meeting, provided that such proposal is appropriate for consideration by shareholders at such meeting.  To be considered for inclusion in the Company’s proxy statement for our 2023 annual general meeting of shareholders pursuant to the Companies Law, shareholder proposals must be in writing and must be properly submitted to the Wix Campus, Building B, 5th Floor, Tel Aviv, Israel, Attn: Corporate Secretary, and must otherwise comply with the requirements of the Companies Law.  The written proposal must be received by the Company not less than 90 calendar days prior to the first anniversary of the Meeting (i.e., no later than October 20, 2023); provided that if the date of the 2023 annual general meeting of shareholders is advanced by more than 30 calendar days prior to, or delayed (other than as a result of adjournment) by more than 30 calendar days after, the anniversary of the Meeting, for a proposal by a shareholder to be timely it must be so delivered not later than the 7th calendar day following the day on which we call and provide notice of the 2023 annual general meeting of shareholders.

We currently expect that the agenda for our annual general meeting of shareholders to be held in 2023 will include (1) the election (or reelection) of Class I directors; (2) the ratification of the appointment (or reappointment) and compensation of the Company’s auditors; and (3) presentation and discussion of the financial statements of the Company for the year ended December 31, 2022 and the auditors’ report for this period.

In general, a shareholder proposal must be in English and must set forth (i) the name, business address, telephone number, fax number and email address of the proposing shareholder (and each member of the group constituting the proposing shareholder, if applicable) and, if not a natural person, the same information with respect to the person(s) that controls or manages such person, (ii) the number of ordinary shares held by the proposing shareholder, directly or indirectly, including if beneficially owned by the proposing shareholder (within the meaning of Rule 13d-3 promulgated under the Exchange Act); if any of such ordinary shares are held indirectly, an explanation of how they are held and by whom, and, if such proposing shareholder is not the holder of record of any such ordinary shares, a written statement from an authorized bank, broker, depository or other nominee, as the case may be, indicating the number of ordinary shares the proposing shareholder is entitled to vote as of a date that is no more than ten (10) days prior to the date of delivery of the shareholder proposal, (iii) any agreements, arrangements, understandings or relationships between the proposing shareholder and any other person with respect to any securities of the Company or the subject matter of the shareholder proposal, including any derivative, swap or other transaction or series of transactions engaged in, directly or indirectly, by such proposing shareholder, the purpose or effect of which is to give such proposing shareholder economic risk similar to ownership of shares of any class or series of the Company, (iv) the proposing shareholder’s purpose in making the proposal, (v) the complete text of the resolution that the proposing shareholder proposes to be voted upon at the 2023 annual general meeting of shareholders, (vi) a statement of whether the proposing shareholder has a personal interest in the proposal and, if so, a description in reasonable detail of such personal interest, (vii) a declaration that all the information that is required under the Companies Law and any other applicable law to be provided to the Company in connection with such subject, if any, has been provided, (viii) if the proposal is to nominate a candidate for election to the Board, a questionnaire and declaration, in form and substance reasonably requested by the Company, signed by the nominee with respect to matters relating to his or her identity, address, background, credentials, expertise, etc., and his or her consent to be named as a candidate and, if elected, to serve on the Board, and (ix) any other information reasonably requested by the Company.  We shall be entitled to publish information provided by a proposing shareholder, and the proposing shareholder shall be responsible for the accuracy thereof.  In addition, shareholder proposals must otherwise comply with applicable law and our Articles of Association.  The Company may disregard shareholder proposals that are not timely and validly submitted.

The information set forth in this section is, and should be construed, as a “pre-announcement notice” of the 2023 annual general meeting of shareholders in accordance with Rule 5C of Israel’s Companies Regulations (Notice of General and Class Meetings in a Public Company), 2000, as amended.

ADDITIONAL INFORMATION

The Company’s Annual Report on Form 20-F for the year ended December 31, 2021, filed with the SEC on April 1, 2022 is available for viewing and downloading on the SEC’s website at www.sec.gov as well as under the Investor Relations section of the Company’s website at https://investors.wix.com/.

The Company is subject to the information reporting requirements of the Exchange Act applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the SEC. The Company’s filings with the SEC are available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this proxy statement should not be taken as an admission that the Company is subject to those proxy rules.

By Order of the Board of Directors, MARK TLUSZCZ Chair of the Board of Directors

Dated: November 3, 2022

Annex A
Compensation Policy – Executives

1.	Introduction

The purpose of the Wix.com Ltd. (“Wix” or the “Company”) Compensation Policy – Executives (the “Policy”) is to describe Wix’s overall compensation strategy for its office holders (as defined in Israel’s Companies Law, 5759-1999 (the “Companies Law”)) other than non-employee directors (the “Executives”), and to provide guidelines for setting the compensation of its Executives.  The Policy is adopted in accordance with the requirements of the Companies Law.

This Policy applies to compensation agreements and arrangements with Executives that are adopted after the effective date of this Policy.

All compensation arrangements of Executives are to be approved in the manner prescribed by applicable law as in effect at the time the arrangement is entered into.  Any relief or exemption from applicable rules governing this Policy that becomes effective after the effective date of this Policy shall be deemed incorporated by reference into this Policy unless determined otherwise by the Compensation Committee of the Board of Directors (the “Compensation Committee”).

It is hereby clarified that nothing in this Policy shall be deemed to grant any of the Executives or employees or any third party any right or privilege in connection with their employment by, or engagement with, Wix.  Such rights and privileges shall be governed by the respective personal employment or engagement agreements (as applicable).

2.	Compensation Committee Independence

The Compensation Committee will be composed of at least three members of the Board of Directors and comply with the applicable composition and independence rules of the Companies Law and/or The NASDAQ Stock Market (“NASDAQ”) as in effect from time to time.

3.	Overall Strategy

Wix believes that strong, effective leadership is fundamental to its continued growth and success in the future.  This requires the ability to attract, retain, reward and motivate highly-skilled Executives, with the competencies needed to excel in a rapidly changing marketplace and to continually motivate their employees.

The Policy is intended to align the need to incentivize Executives to succeed in achieving their goals and the need to assure that the compensation structure meets Wix’s interests and its overall financial and strategic objectives.

The Policy is also designed to offer Executives a compensation package that is competitive with other companies in Wix’s industry and jurisdictions of operation.

In support of this goal, Wix’s executive compensation practices are designed to meet the following objectives:

•	compete for, attract, retain, reward and motivate highly qualified Executives;
•
ensure that the interests of the Executives are closely aligned with the interests of Wix’s shareholders and emphasize equity pay and long-term incentives so that Executives have an interest in Wix’s sustained growth and success;

•	motivate the Executives to achieve results with integrity and fairness without encouraging excessive risk taking;
•	support a performance culture that is based on merit, and differentiates and rewards excellent performance, both in the short- and long-term, and recognizes Wix’s company values; and
•	balance rewards for both short-term and long-term results to ensure sustained business performance over time.

4.	Factors for Examining Compensation Terms

In setting the compensation of an Executive, the Compensation Committee and the Board of Directors shall consider, among other things, the following factors:

•	the education, qualifications, professional experience, seniority and accomplishments of the Executive;
•	the Executive’s position, responsibilities and prior compensation arrangements;
•	data of other NASDAQ and NYSE peer companies (including U.S.-based companies), including companies in the industry and/or geographic market, and compensation for comparably situated executives;
•	the Executive’s expected contribution to Wix’s future growth, profitability and stability;
•	the degree of responsibility imposed on the Executive;
•	the need to retain Executives who have relevant skills, know-how or unique expertise;
•	accounting and tax considerations and implications;
•
the relation between the employment terms of the Executive and the average and median salary of Wix’s employees and contractors in the geographic market in which the Executive operates, as well as whether such variation would have an effect on employee relations; and

•	any requirements prescribed by the Companies Law, U.S. securities laws and NASDAQ rules from time to time.

The Compensation Committee and Board of Directors may engage compensation advisors and other professionals to assist in formulating compensation packages in line with the Policy, including, without limitation, to assist in preparing, collecting and analyzing applicable wage surveys and other relevant data, framing the appropriate parameters to be considered, and evaluating the different parameters.

5.	Compensation Terms of Executives

Wix intends to provide fair, competitive and equitable compensation for its Executives by combining several compensation elements. Taking into account the parameters set forth in Item 4 of the Policy, the compensation package of Wix’s Executives shall generally combine all or a portion of the following items:

•	base salary;
•	cash bonus (annual or special);
•	equity-based long-term incentives;
•	general benefits;
•	retirement and termination of service arrangements; and
•	change of control special arrangements.
Wix believes that a significant portion of its Executives’ compensation should be variable based on Company’s results.

The value of the variable compensation components (consisting of cash bonuses and equity-based long-term incentives) shall not be less than 40% of an Executive’s total compensation package on an annual basis.

In setting the compensation of Executives employed by a subsidiary of Wix, references in the Policy to Wix shall also include such subsidiary, to the extent applicable in the relevant context.

In the event that the services of the Executive are provided via a personal management company and not by the Executive directly as an employee of Wix, the fees paid to such personal management company (or unincorporated legal person) shall reflect, to the extent determined by Wix in the applicable service agreement, compensation items in accordance with the guidelines of the Policy.

A.	Base Salary

Base salary is a fixed, cash component of overall compensation.  Base salary ranges are designed to account for varying responsibilities, experience and performance levels.  In determining the base salary of each Executive, the Compensation Committee and the Board of Directors shall take into account the factors described in this Policy, including, without limitation, comparative market data and practices of peer companies, compensation for comparably situated executives, alignment of general annual salary increases with general base salary increases across the broader workforce and the overall balance between fixed and variable elements as well as maximum limits.

A competitive base salary is essential to Wix’s ability to attract and retain highly skilled professionals in the long term, hence Wix will seek to establish a base salary that is competitive with the base salaries paid by peer group companies to comparable executives, while considering, among others, Wix’s size, performance and field of operation and the geographical location of the Executive employed, as well as the Executive’s personal and professional skills.  The base salary is reviewed and may be adjusted periodically based on the variety of factors mentioned in this Policy, including the Executive’s performance and the Company’s performance.

B.	Annual Cash Bonus

Overview.  Executives may be incentivized through an annual bonus program that sets performance targets based on their role and scope.  Actual payments may be driven by the business and/or individual performance vis-à-vis the respective performance targets.

The performance targets and the maximum annual bonus payable to each Executive shall be reviewed and approved by the Compensation Committee and the Board of Directors, and in the case of Wix’s Chief Executive Officer, also by Wix’s shareholders in accordance with the requirements of the Companies Law, as applicable.

Any annual bonus of the Chief Executive Officer approved after the effective date of this Policy shall be determined annually based on the results of Wix.  The formula for calculating the annual bonus shall be approved by the Compensation Committee, the Board of Directors and Wix’s shareholders.

Without derogation from the authority of the Compensation Committee and the Board of Directors to set the maximum annual bonuses payable to each Executive and the criteria for determining eligibility of such annual bonuses, the Compensation Committee and the Board of Directors shall not have discretion to reduce the amount of the annual bonus payable to Executives following achievement of the bonus criteria.

Criteria.  A significant portion of the annual bonus, not less than 75%, shall be determined based on measureable criteria.  A smaller portion of the annual bonus, not to exceed 25%, may be based on non-measureable criteria subject to any approvals as may be required by law, taking into account the Executive’s contribution to Wix.

Examples of measurable criteria that will be considered include, without limitation:

•	financial results (e.g. collections, revenues, pre-tax profits);
•	number of free or premium users; and
•	other key performance indicators.

Examples of non-measurable criteria that will be considered include, without limitation:

•	contribution to Wix’s business, profitability and stability;
•	the need to retain an Executive with skills, know-how or unique expertise;
•	the responsibility imposed on the Executive;
•	changes that occurred in the responsibility imposed on the Executive during the year;
•	performance satisfaction, including assessing the degree of involvement of the Executive and devotion of efforts in the performance of his or her duties;
•	assessment of the Executive’s ability to work in coordination and cooperation with other employees; and
•	the contribution to appropriate control environment and ethical environment.

The maximum annual cash bonuses payable to an Executive shall not exceed 24 months’ base salary.

Special Bonuses.  In addition to the annual bonus, the Compensation Committee and the Board of Directors (and the shareholders if required by applicable law) may elect to pay certain Executives special cash bonuses in recognition for their special contribution to key Company developments and activities.  The maximum special cash bonus payable to an Executive shall not exceed 12 months’ base salary.

In determining whether to grant special bonuses to Executives, the Compensation Committee and the Board of Directors shall consider if such special bonuses are justifiable in light of the Company’s financial results and performance.

Signing Bonus.  In the event of hiring a new Executive, the Compensation Committee and the Board of Directors may elect to pay a signing bonus. The maximum cash signing bonus payable to an Executive shall not exceed 12 months’ entry base salary.

If and where applicable, the Compensation Committee and the Board of Directors shall consider awarding a signing bonus only to provide for the replacement awards that the newly hired Executive forfeited from his or her previous employer, and that such signing bonus will reflect performance, vesting and other conditions equivalent to the forfeited awards.

Partial Bonus Payout. Subject to the conditions and limitations of this Item 5.B, an Executive that is employed or provides services to Wix for only a portion of any year may be entitled to receive the pro-rata portion of any bonus described above, based on the portion of the calendar year the Executive was employed or provided services.

C.	Equity-Based Compensation

Overview.  The Compensation Committee and the Board of Directors may grant to Executives equity-based compensation in any form permitted under Wix’s equity incentive plans, as in effect from time to time (collectively, the “Equity Incentive Plans”), including, without limitation, share options, restricted shares, restricted share units (RSUs) and participation in employee stock purchase programs (ESPP).  All grants of equity-based compensation to the Chief Executive Officer (or other Executive of Wix that is a member of Wix’s Board of Directors) following the effective date of this Policy shall be approved in the manner prescribed by the Companies Law.

Equity Award Terms. The Compensation Committee and the Board of Directors (and the shareholders to the extent prescribed by the Companies Law) shall set the terms of equity award grants to Executives in accordance with the terms of the Equity Incentive Plans, including, without limitation, the exercise price, vesting schedule, term, the period of time for which an award is to remain exercisable and dividend adjustments.

Vesting.  All equity-based incentives granted to Executives shall be subject to vesting periods in order to promote long-term retention of the awarded Executives.  Generally, grants to Executives shall vest gradually over a period of no less than 3 years and no more than 4 years, in the aggregate.  In accordance with the Equity Incentive Plans, the terms of the awards may provide for the acceleration of vesting upon a change of control of Wix and/or the achievement of performance targets as set forth in the respective award agreement.

Maximum Equity-Based Compensation. Any one or more equity awards granted to an Executive in a single calendar year (referred to collectively as an “Annual Grant”) shall be subject to the vesting periods set forth in the preceding paragraph and to the following thresholds:

•
with respect to an Annual Grant with an exercise price equal to the fair market value (FMV)[1], the portion of such Annual Grant that is scheduled to vest in any year following the grant date, shall not exceed 0.075% of the issued and outstanding Wix Ordinary Shares on the date of grant, or 0.10% in the case of the Chief Executive Officer (the “Annual Threshold”);

•
with respect to an Annual Grant of RSUs or other equity awards without an exercise price, the Annual Threshold shall be reduced by 50% (i.e., 0.0375% of the issued and outstanding Wix Ordinary Shares on the date of grant or 0.05% in the case of the Chief Executive Officer); and

•
with respect to an Annual Grant that combines both types of equity awards (i.e., equity awards with an exercise price equal to FMV and RSUs or other equity awards without an exercise price), the Annual Threshold shall be calculated, on a pro rata basis, to give effect to the relative portion of each type of equity awards. The Compensation Committee and the Board of Directors shall not have discretion to limit, at the time of exercise, the value of equity-based compensation that was granted.

1 The fair market value for an award that is subject to taxation in Israel shall equal the average price of the Company’s share price in the 30 consecutive trading days prior to the grant date. The fair market value for an award that is not subject to taxation in Israel shall equal the closing price of the Company’s shares on the date of grant.

D.	Forfeiture and Clawback Policy

To reflect sound corporate governance, Wix’s forfeiture and clawback policy relating to Executive compensation allows for the Board of Directors or Compensation Committee, at its discretion, to determine that an Executive’s rights, payments and benefits with respect to an equity award granted to such Executive, shall be subject to reduction, cancellation, forfeiture, rescission or recoupment upon the occurrence of certain specified events, in addition to any otherwise applicable vesting, restrictions or other performance conditions of the equity award. Such events may include, but shall not be limited to, termination with or without cause, breach of noncompetition, confidentiality, or other restrictive covenants that may apply to the Executive, or restatement of the Company’s financial statements to reflect adverse results from those previously released financial statements, as a consequence of errors, omissions, fraud, or misconduct.

This forfeiture and clawback policy is applicable to all rights, payments and benefits with respect to an equity award paid during the three-year period preceding the date on which any of the specified event above occurs (or in the case of restatement of the Company’s financial statements, the date on which the Company is required to prepare the accounting restatement).

Notwithstanding the above, the Board of Directors’ or Compensation Committee’s authority to reduce, cancel, forfeit, rescind or recoup an Executive’s rights, payments and benefits with respect to an equity award will not apply in the following events:

•	the restatement of the financial statements is required due to changes in the applicable financial reporting standards; or
•
the Board of Directors or Compensation Committee has determined that clawback proceedings in the specific case would be impossible, impractical or not commercially or legally efficient or not in the best interest of the Company.

The fair market value for an award that is subject to taxation in Israel shall equal the average price of the Company’s share price in the 30 consecutive trading days prior to the grant date. The fair market value for an award that is not subject to taxation in Israel shall equal the closing price of the Company’s shares on the date of grant.

The Board of Directors or Compensation Committee will be responsible for approving the amounts to be recouped and for setting terms for such clawback from time to time.

The provisions of this Paragraph D  - “Forfeiture and Clawback Policy” shall be deemed amended to conform to any mandatory forfeiture and clawback requirements that Wix becomes subject to after the date this Policy is adopted.

E.	General Benefits

The following benefits may be granted to the Executives:

•	paid vacation days;
•	paid sick days;
•	recuperation pay according to applicable law;
•	employer contribution to an education fund (including, payment of such contribution or any portion thereof, directly to the Executive);
•	employer contribution to an insurance policy or a pension fund for severance and pension (including, payment of such contribution or any portion thereof, directly to the Executive);
•	employer contribution towards work disability insurance; and
•	D&O indemnification, insurance and exculpation to the maximum extent permitted by applicable law, as amended from time to time.

Executives that are based outside of Israel may receive similar, comparable or customary benefits as applicable in the relevant jurisdiction in which they are employed.

In addition, Wix may offer additional benefits to the Executives, including, without limitation, telecommunication and electronic devices and communication expenses, company car and travel benefits, reimbursement of business travel (including a daily per diem when traveling and other business related expenses), reimbursement of relocation and related expenses, “runoff” and other insurances, newspaper subscriptions, periodic medical examinations, holiday and special occasion gifts, academic and professional studies, safety, security and protection measures (including at household premises), other benefits or entitlements mandated by applicable law, and other benefits and entitlements that are part of compensation practices in the industry, relevant geographical location, or region of activity.

F.	Retirement and Termination of Service Arrangements

The Compensation Committee and the Board of Directors may provide Executives with the following rights in connection with retirement and termination of service arrangements:

Advanced Notice Period and Adjustment Period. Wix provides in the employment agreements of each of its Executives for a mutual advance notice period that does not exceed 6 months.  In addition, the Compensation Committee and the Board of Directors may elect to make an adjustment period payment (beyond the contractual advance notice period), to a departing Executive dismissed by Wix in circumstances that do not constitute “cause”, in an amount that does not exceed 3 months’ base salary of the departing Executive.

Additional Retirement and Termination Benefits.  Wix may provide additional retirement and termination benefits and payments as may be required by applicable law (e.g., mandatory severance pay under applicable labor laws) or a payment in consideration for the Executive’s agreement not to solicit Wix’s employees, customer and suppliers and/or not to compete with Wix for a defined period of time post-employment.

In determining the retirement and termination terms, the Compensation Committee and the Board of Directors shall take into account different criteria, including the following:

•	the length of employment of the Executive;
•	the Executive’s performance during his or her employment;
•	Wix’s performance during the Executive’s term of employment and the Executive’s contribution to such Company performance;
•	the circumstances surrounding the termination of employment of the Executive, such as relocation of the Executive and availability of suitable executive positions; and
•	whether separation payments are customary in the industry or geographic market or sector in which the Executive is employed.

The maximum additional retirement and termination benefits payable to an Executive (including any advance notice period and adjustment period as set forth above) shall not exceed 15 months of the Executive’s base salary.

G.	Change of Control Special Arrangements

In addition to the benefits applicable in the case of any retirement or termination of service, as described above, the Compensation Committee and the Board of Directors may determine that an Executive shall be entitled to the following benefits in the event his or her employment is terminated or adversely adjusted in a material way following the occurrence of an event that constitutes a change of control of Wix:

•	acceleration of vesting of outstanding options and other equity awards;
•	extension of advance notice period by up to 9 months (in addition to the advance notice period in effect prior to the change of control);
•	payment of severance pay for an additional period of up to 15 months; and
•	extension of the exercise period of options and other equity awards held by Executives for a period of up to 24 months following the date of employment termination.

H.	Indemnification, Insurance and Exculpation of Executives

Wix may indemnify, insure and exculpate the Executives to the full extent permitted by applicable law from time to time, including by entering into indemnification, insurance and exculpation agreements with each of the Executives; provided, that without the approval of Wix’s shareholders, the maximum coverage for D&O liability insurance shall not exceed $150 million ~~(and $40 million in the case of side A coverage)~~.

6.	Shareholding Guidelines for Executive Officers

In order to align the interests of the Executive Officers (as named in our annual report on Form 20-F) with the long-term growth of the Company, Executive Officers shall be required to beneficially own shares of the Company (excluding unvested equity) equal to at least 100% of their annual base salary. Executive Officers who also serve as directors, as well as the Chief Executive Officer, shall be required to beneficially own shares of the Company (excluding unvested equity) equal to at least 500% of their annual base salary.

The Executive Officers (including those serving as directors) are expected to satisfy these shareholding guidelines ~~within four years of the effective date of this policy i.e.~~by June 26, 2024 (which is four years from the date our prior Compensation Policy became effective which contained identical shareholding guidelines for Executive Officers) ~~(and~~or, for Executive Officers employed after the effective date of this Policy, four years from his or her respective date of employment and maintain such shareholding guidelines throughout their service as Executive Officers.

7.	Recommendation, Review and Approval of Policy

The independent Compensation Committee shall periodically review the Policy and monitor its implementation, and recommend to the Board of Directors and shareholders to amend the Policy as it deems necessary from time to time.

The term of the Policy shall be indefinite.  However, the Compensation Committee shall recommend to the Board of Directors and shareholders, at least once every three years, as of the effective date of the Policy, to amend or restate the Policy.

Adopted by the Company on ~~November 6~~ December 19, ~~2019~~2022

Effective as of June 26, 2023~~0~~

Annex B
Compensation Policy – Directors

1.	Introduction

The purpose of the Wix.com Ltd. (“Wix” or the “Company”) Compensation Policy – Directors (the “Policy”) is to describe Wix’s overall compensation strategy for the non-employee members of its Board of Directors (the “Directors”), and to provide guidelines for setting the compensation of its Directors.  The Policy is adopted in accordance with the requirements of Israel’s Companies Law, 5759-1999 (the “Companies Law”).

This Policy applies to compensation agreements and arrangements with Directors that are adopted after the effective date of this Policy.

All compensation arrangements of Directors are to be approved in the manner prescribed by applicable law as in effect at the time the arrangement is entered into.  Any relief or exemption from applicable rules governing this Policy that becomes effective after the effective date of this Policy shall be deemed incorporated by reference into this Policy unless determined otherwise by the Compensation Committee of the Board of Directors (the “Compensation Committee”).

It is hereby clarified that nothing in this Policy shall be deemed to grant any of the Directors, whether or not a Wix employee, or any third party any right or privilege in connection with their employment by, or engagement with, Wix.  Such rights and privileges shall be governed by the respective personal employment or engagement agreements (as applicable).

2.	Compensation Committee Independence

The Compensation Committee will be composed of at least three members of the Board of Directors and comply with the applicable composition and independence rules of the Companies Law and/or The NASDAQ Stock Market (“NASDAQ”) as in effect from time to time.

3.	Overall Strategy

Wix believes that strong, effective leadership is fundamental to its continued growth and success in the future.  This requires the ability to attract, retain, reward and motivate highly-skilled Directors.

The Policy is designed to offer Directors a compensation package that is competitive with other companies in Wix’s industry and jurisdiction of operation.

4.	Factors for Examining Compensation Terms

In setting the compensation of Directors, the Compensation Committee and the Board of Directors shall consider, among other things, the following factors:

•	the education, qualifications, professional experience, seniority and accomplishments of the Director;

•	the Director’s position, responsibilities and prior compensation arrangements;

•	data of other NASDAQ and NYSE peer companies (including U.S.-based companies), including companies in the industry and/or geographic market, and compensation for comparably situated Directors;

•	the degree of responsibility imposed on the Directors;

•	the need to retain Directors who have relevant skills, know-how or unique expertise;

•	accounting and tax considerations and implications;

•
the relation between the engagement terms of the Directors and the average and median salary of Wix’s employees and contractors, as well as whether such variation has an effect on employment relations; and

•	any requirements prescribed by the Companies Law, U.S. securities laws and NASDAQ rules from time to time.

In order to maintain their independent status, the Compensation Committee and the Board of Directors will generally refrain from granting Directors performance-related equity awards or including Directors in pension schemes or similar plans.

The Compensation Committee and Board of Directors may engage compensation advisors and other professionals to assist in formulating compensation packages in line with the Policy, including, without limitation, to assist in preparing, collecting and analyzing applicable wage surveys and other relevant data; framing the appropriate parameters to be considered; and evaluating the different parameters.

5.	Compensation Terms of Directors

A.	Annual Retainer and Fees

All Directors, excluding the External Directors (as defined in the Companies Law)2, shall be entitled to compensation, as shall be determined from time to time and approved by the Compensation Committee, the Board of Directors and the Company's shareholders.

All Directors may be reimbursed for their reasonable expenses incurred in connection with attending meetings of the Board of Directors and committees thereof and travelling on behalf of Wix consistent with Wix policy regarding such matters.

2 As per the amendments to the Israeli Companies Regulations (Relief for Companies Traded on a Stock Exchange Outside of Israel), 5760-2000 (the “Relief Regulations”) adopted by the Israeli Ministry of Justice on April 2016, the Company may comply solely with the applicable SEC and NASDAQ independent director requirements and audit committee and compensation committee composition requirements, and is no longer required to appoint External Directors (as defined in the Companies Law) and follow the equivalent requirements of the Companies Law in this respect. In the event Company elects in the future to appoint External Directors, the Israeli Companies Regulations (Rules Regarding the Compensation and Expenses of an External Director), 5760-2000 will be applicable.

B.	Equity-Based Compensation

Overview. The Compensation Committee, the Board of Directors and the shareholders may grant to Directors equity-based compensation in any form permitted under Wix’s equity incentive plans, as in effect from time to time (collectively, the “Equity Incentive Plans”), including, without limitation, share options, restricted shares and restricted share units (RSUs).  All grants of equity-based compensation to Directors following the effective date of this Policy shall be approved in the manner prescribed by the Companies Law.

Equity Award Terms. The Compensation Committee, the Board of Directors and the shareholders shall approve the terms of award grants to Directors in accordance with the terms of the Equity Incentive Plans, including, without limitation, the exercise price, vesting schedule, term, the period of time for which an award is to remain exercisable and dividend adjustments.

Vesting.  All equity-based incentives granted to Directors shall generally be subject to a vesting period of no less than 1 year.  In accordance with the Equity Incentive Plans, the terms of the awards may provide for the acceleration of vesting upon a change of control of Wix.

Value of Equity-Based Compensation.  The maximum annual value for equity-based compensation granted to a Director shall not exceed $0.5 million, $6.25 million in the case of the lead independent director, or (iii) $0.75 million in the case of the Chairman of the Board of Directors. The annual value of the equity-based component shall be calculated at the time of grant (in the same manner valued for purposes of the financial statements) divided equally over the period of vesting (e.g., if the vesting period is three years, 33.33% of the value shall be attributable to each of the three years).

The Compensation Committee and the Board of Directors shall not have discretion to limit, at the time of exercise, the value of equity-based compensation that was granted.

The value of the variable compensation components (consisting of equity-based long-term incentives) shall reflect not less than 40% of a Director’s total compensation package on an annual basis.

C.	Benefits

The Directors shall be entitled to D&O indemnification, insurance and exculpation to the maximum permitted by applicable law.

In addition, Wix may offer additional benefits to the Directors, including, without limitation, telecommunication and electronic devices and communication expenses and “runoff” and other insurances.  For the avoidance of doubt, the grant of registration rights to a Director shall not be deemed a service benefit for any purpose.

6.	Forfeiture and Clawback Policy

To reflect sound corporate governance, Wix’s forfeiture and clawback policy relating to Director compensation allows for the Board of Directors or Compensation Committee, at its discretion, to determine that a Director’s rights, payments and benefits with respect to an equity award granted to such Director, shall be subject to reduction, cancellation, forfeiture, rescission or recoupment upon the occurrence of certain specified events, in addition to any otherwise applicable vesting, restrictions or other conditions of the equity award. Such events may include, but shall not be limited to, termination of service with or without cause, breach of noncompetition, confidentiality, or other restrictive covenants that may apply to the Director, or restatement of the Company’s financial statements to reflect adverse results from previously released financial statements, as a consequence of errors, omissions, fraud or misconduct. This forfeiture and clawback policy is applicable to all rights, payments and benefits with respect to an equity award paid during the three-year period preceding the date on which any of the specified event above occurs (or in the case of restatement of the Company’s financial statements, the date on which the Company is required to prepare the accounting restatement).

Notwithstanding the above, the Board of Directors’ or Compensation Committee’s authority to reduce, cancel, forfeit, rescind or recoup a Director’s rights, payments and benefits with respect to an equity award will not apply in the following events:

•	the restatement of the financial statements is required due to changes in the applicable financial reporting standards; or

•
the Board of Directors or Compensation Committee has determined that clawback proceedings in the specific case would be impossible, impractical or not commercially or legally efficient, or not in the best interest of the Company.

The Board of Directors or Compensation Committee will be responsible for approving the amounts to be recouped and for setting terms for such clawback from time to time.

The provisions of this Section 6 - “Forfeiture and Clawback Policy” shall be deemed amended to conform to any mandatory forfeiture and clawback requirements that Wix becomes subject to after the date this Policy is adopted.

7.	Shareholding Guidelines for ~~Executive Officers~~Directors

In order to align the interests of the Directors with the long-term growth of the Company, Directors shall be required to beneficially own shares of the Company (excluding unvested equity) equal to at least 500% of the annual base retainer given to each non-executive Director. The Directors are expected to satisfy these shareholding guidelines ~~within four years of the effective date of this policy, i.e.~~ by June 26, 2024 (which is four years from the date our prior Compensation Policy became effective which contained identical shareholding guidelines for Directors) or, ~~(and~~ for Directors appointed after the effective date of this policy, four years from his or her respective date of appointment) and maintain such shareholding guidelines throughout their service as Directors.

8.	Change of Control Special Arrangements

The Compensation Committee and the Board of Directors may determine that a Director shall be entitled to the following benefits in the event his/her service is terminated or adversely adjusted in a material way following the occurrence of an event that constitutes a change of control of Wix:

•	acceleration of vesting of outstanding options and other equity awards; and

•	extension of the exercise period of options and other equity awards held by Directors for a period of up to 24 months following the date of service termination.

9.	Indemnification, Insurance and Exculpation of Directors

Wix may indemnify, insure and exculpate the Directors to the full extent permitted by applicable law from time to time, including by entering into indemnification, insurance and exculpation agreements with each of the Directors; provided, that without the approval of Wix’s shareholders, the maximum coverage for D&O liability insurance shall not exceed $150 million. ~~(and $40 million in the case of side A coverage)~~.

10.	Recommendation, Review and Approval of Policy

The independent Compensation Committee shall periodically review the Policy and monitor its implementation, and recommend to the Board of Directors and shareholders to amend the Policy as it deems necessary from time to time.

The term of the Policy shall be indefinite.  However, the Compensation Committee shall recommend to the Board of Directors and shareholders, at least once every three years, as of the effective date of the Policy, to amend or restate the Policy.

Adopted ~~as of~~ by the Company on ~~September 24, 2019~~December 19, 2022

Effective as of June 26, 2023~~0~~

Annex C
Wix.com Ltd. – Peer Group

1.          Avalara

2.          Coupa

3.          CyberArk Software

4.          DocuSign

5.          Etsy

6.          Fiverr

7.          Guidewire Software

8.          HubSpot

9.          monday.com

10.          MongoDB

11.          Okta

12.          Paycom Software

13.          Paylocity

14.          RingCentral

15.          Shopify

16.          Splunk

17.          Squarespace

18.          The Trade Desk

19.          Twilio

20.          Zendesk